ホワイト&ケース外国法事務弁護士事務所*— 神田橋法律事務所
(特定共同事業事務所)

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KANDABASHI PARK BUILDING
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TELEPHONE: (81-3) 3259-0200
FACSIMILE: (81-3) 3259-0150

DIRECT DIAL: 81-3-3259-0188

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ALMATY
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JEDDAH
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03003353

SUPPL

PROCESSED
FEB 0 3 2003
THOMSON
FINANCIAL

January 23, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

re Arisawa Manufacturing Co., Ltd.
Rule 12g3-2(b) - File No. 82-4620

Dear Sir or Madam:

We enclose on behalf of Arisawa Manufacturing Co., Ltd., a company organized under the laws of Japan (the "Company"), an English translation of the following document:

1. A copy of the Company's semiannual securities report setting forth the Company's results for the interim accounting period ended September 30, 2002, filed with the Kanto Financial Bureau of Japan on December 24, 2002.

Kindly acknowledge receipt of this letter by stamping the enclosed receipt copy and returning to the attention of the undersigned at the above-referenced address.

Any questions should be directed to Ichizo Takayama (telephone 011-813-3259-0188; fax 011-813-3259-0150).

Very truly yours,

I. Takayama

Ichizo Takayama

1/29

Enclosure

ホワイト&ケース外国法事務弁護士事務所*— 神田橋法律事務所
(特定共同事業事務所)

LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.

BERLIN
BRATISLAVA
BRUSSELS
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MILAN
MOSCOW
PARIS
PRAGUE
ROME
STOCKHOLM
WARSAW

WHITE & CASE
LIMITED LIABILITY PARTNERSHIP

KANDABASHI LAW OFFICES
(REGISTERED ASSOCIATION)

KANDABASHI PARK BUILDING
19-1, KANDA-NISHIKICHO 1-CHOME
CHIYODA-KU, TOKYO 101-0054, JAPAN

TELEPHONE: (81-3) 3259-0200
FACSIMILE: (81-3) 3259-0150

DIRECT DIAL: 81-3-3259-0188

DIRECT E-MAIL ADDRESS: ITAKAYAMA@WHITECASE.COM

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
HO CHI MINH CITY
HONG KONG
JAKARTA
SHANGHAI
SINGAPORE
TOKYO

BAHRAIN
JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG


January 23, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

re Arisawa Manufacturing Co., Ltd.
Rule 12g3-2(b) - File No. 82-4620

Dear Sir or Madam:

We enclose on behalf of Arisawa Manufacturing Co., Ltd., a company organized under the laws of Japan (the "Company"), an English translation of the following document:

1. A copy of the Company's semiannual securities report setting forth the Company's results for the interim accounting period ended September 30, 2002, filed with the Kanto Financial Bureau of Japan on December 24, 2002.

Kindly acknowledge receipt of this letter by stamping the enclosed receipt copy and returning to the attention of the undersigned at the above-referenced address.

Any questions should be directed to Ichizo Takayama (telephone 011-813-3259-0188; fax 011-813-3259-0150).

Very truly yours,

I. Takayama

Ichizo Takayama

Enclosure

# SEMI-ANNUAL REPORT

The 55th Term

From April 1, 2002

through September 30, 2002

ARISAWA MANUFACTURING CO., LTD.

301-046

Arisawa Mfg. Co., Ltd.

TABLE OF CONTENTS

Arisawa Mfg. Co., Ltd.

Cover Page

| | |
|---|---|
| Type of Submitted Document: | Semi-Annual Report |
| Submitted to: | Chief of Kanto Financial Affairs Bureau |
| Date of Submission: | December 24, 2002 |
| Interim Fiscal Term: | During the 55th Term (from April 1, 2002 to September 30, 2002) |
| Name of Company: | Kabushiki Kaisha Arisawa Seisakusho |
| English Translation of Company Name: | Arisawa Mfg. Co., Ltd. |
| Name and Title of Representative: | Sanji Arisawa, Representative Director & President |
| Location of Principal Office: | 5-5, Minami Honcho 1-chome, Joetsu City, Niigata Prefecture |
| Telephone Number: | (0255) 24-5126 |
| Contact Person: | Kazuo Mori, Managing Director, in charge of the General Affairs Department |
| Nearest Liaison Office: | 12-5, Yanagibashi 2-chome, Taito-ku, Tokyo |
| Telephone Number: | (03) 3861-1110 |
| Contact Person: | Hideo Koike, General Affairs Group, Tokyo Branch Office |
| Places where Copies of Semi-Annual Report Are Available for Public Inspection: | Arisawa Mfg. Co., Ltd., Tokyo Branch Office<br>12-5, Yanagibashi 2-chome, Taito-ku, Tokyo |
| | Arisawa Mfg. Co., Ltd., Osaka Branch Office<br>Konishi Nissei Building 11th Floor, 12-12, Minami Senba 4-chome, Chuo-ku, Osaka |
| | Tokyo Stock Exchange<br>2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo |

# PART I. INFORMATION ABOUT THE BUSINESS

## I. General Conditions of Business

### 1. Changes in the Principal Business Indicators, etc.

(1) Consolidated Business Indices, etc.

| Term | First Half of the 53rd Term | First Half of the 54th Term | First Half the 55th Term | The 53rd Term | The 54the Term |
|---|---|---|---|---|---|
| Period/Year end | September 2000 | September 2001 | September 2002 | March 2001 | March 2002 |
| Sales (¥ Millions) | 15,213 | 14,657 | 16,906 | 30,691 | 28,711 |
| Ordinary Profits (¥ Millions) | 2,312 | 1,973 | 2,160 | 4,818 | 3,791 |
| Net Profits For The 6 Months (Or The Year) (¥ Millions) | 1,480 | 1,175 | 1,321 | 3,118 | 2,358 |
| Net Assets (¥ Millions) | 18,872 | 20,848 | 27,634 | 20,599 | 27,385 |
| Total Assets (¥ Millions) | 33,208 | 32,842 | 40,804 | 33,896 | 37,851 |
| Net Asset Per Share (¥) | 955.90 | 956.51 | 1,032.90 | 1,040.82 | 1,126.44 |
| Earnings Per Share For 6 Months (Or The Year) (%) | 77.08 | 57.98 | 49.41 | 159.98 | 106.08 |
| Fully Diluted Earnings Per Share For 6 Months (Or The Year) (¥) | 77.02 | 57.93 | 48.97 | 159.81 | 106.03 |
| Net Worth Ratio (%) | 56.9 | 63.5 | 67.7 | 60.8 | 72.3 |
| Cash Flows From Operating Activities (¥ Millions) | 1,573 | 1,267 | 2,845 | 4,821 | 4,030 |
| Cash Flows From Investing Activities (¥ Millions) | Δ918 | Δ1,813 | 336 | Δ1,841 | Δ4,380 |
| Cash Flows From Financing Activities (¥ Millions) | Δ585 | 376 | Δ480 | Δ2,681 | 3,951 |
| Closing Balance Of Cash Or Cash Equivalents (¥ Millions) | 1,357 | 1,476 | 7,943 | 1,593 | 5,251 |
| Number Of Employees | 818 | 842 | 858 | 798 | 851 |

*Note:* 1. *Consumption tax not included in sales amounts.*
2. *The Company has adopted "the accounting rule for earning per share" (the Corporate Acounting Standard No. 2) and "the guideline for adopting the accounting rule for earnings per share" (The Guideline No. 4 for adopting Corporate Accounting Standards).*

## (2) Business Indices of the Company

| Term | First Half of the 53rd Term | First Half of the 54th Term | First Half of the 55th Term | The 52nd Term | The 53rd Term | The 54th Term |
|---|---|---|---|---|---|---|
| Period/Year end | September 2000 | September 2001 | September 2002 | March 2000 | March 2001 | March 2002 |
| revenues (¥ Millions) | 13,560 | 13,266 | 15,661 | 22,465 | 27,518 | 26,063 |
| ordinary Income (¥ Millions) | 1,761 | 1,802 | 1,884 | 2,190 | 3,528 | 3,425 |
| net Income For 6 Months (Or The Year)(¥ | 1,005 | 1,036 | 1,072 | 1,240 | 2,002 | 2,009 |
| Capital Stock (¥ Millions) | 3,838 | 3,894 | 6,337 | 3,673 | 3,876 | 6,320 |
| Total Number Of Shares Issued And Outstanding (1,000 Shares) | 19,743 | 21,796 | 26,760 | 17,860 | 19,791 | 24,311 |
| Net Assets (¥ Millions) | 16,096 | 17,330 | 23,802 | 14,618 | 17,183 | 23,645 |
| Total Assets (¥ Millions) | 29,222 | 27,806 | 35,402 | 25,930 | 29,034 | 32,718 |
| Dividends Per Share For 6 Months (Or The Year) (¥) | --- | --- | --- | 16.00 | 24.00 | 21.00 |
| Net Worth Ratio (%) | 55.1 | 62.3 | 67.2 | 56.4 | 59.2 | 72.3 |
| Number Of Employees | 507 | 575 | 588 | 570 | 531 | 569 |

*Note: 1. Consumption tax not included in Revenues amounts.*

## 2. Business Lines

There has been no material change in information regarding Business Line of our group (the Company and its related companies) during the current consolidated interim accounting period. There has been no change in the Company's related companies, either.

Fresnel lense for rear-projection TVs, anti-reflective screen panels, anti-glare filters, special optical films and LCD-use polarizing plates had been categorized under Optical Materials of Manufacturing and Sales of Industrial Use Materials segment until the end of the previous fiscal year. The name of Optical Materials category has been changed to Display Materials to represent nature of those products more precisely.

## 3. State of Affiliated Companies

The following company became an important related company for the Company during the current consolidated interim accounting period.

| Company Name | Address | Capital Stock (Thousands of yen) | Type of Main Business | Voting Right Possession ratio (%) | Relationship |
|---|---|---|---|---|---|
| (Consolidated subsidiary) Arisawa Optic Co., Ltd | Joetsu, Niigata | 10,000 | Manufacturing and sale of industrial use materials | 100.0 | Concurrence of director(s) who is in charge of manufacturing and sale of products of display materials; Guarantee of debt; and Lease of buildings and manufacturing facilities |

*Notes:*
*"Type of Main Business" represents a neme of a segment of each business.*

## 4. State of Employees

### (1) State of Consolidated Companies

(as of September 30, 2002)

| Business Segments | Number of employees |
|---|---|
| Operation of Manufacture and sales of industrial use materials etc. | 842 |
| Other operations | 16 |
| Total | 858 |

*Note: The number of employees indicates full-time employees and does not include part-time and temporary employees.*

### (2) State of the Company

(as of September 30, 2002)

| | |
|---|---|
| Number of Employees | 588 |

Notes: The number of employees indicates full-time employees and does not include part-time and temporary employees.

### (3) Labour Union

There is no material matter concerning the labor-management relationship.

## II. Condition of Business

### 1. Outline of Business Performance, etc.

(1) Performance

The economic situation during the interim consolidated accounting period continued to be severe, as it was affected by factors that included the slowdown in the American economy, the decline in domestic investment in plant and equipment, the poor performance of the stock market and the deterioration in the employment situation.

Within this environment our corporate group (consisting of the filer, our consolidated subsidiaries and companies covered by the equity method) worked as a technology company to develop new products that would appeal to customers, and to improve our proprietary technology. We progressed in selecting and focusing on businesses that correspond to changes in the marketplace, and engaged in streamlining of our management resources and thorough cost reductions.

As a result our performance during the current interim consolidated accounting period amounted to sales of ¥16,906 million, representing an increase of 15.3% over the previous interim consolidated accounting period. Ordinary profits rose by 9.5% over the previous interim consolidated accounting period, to ¥2,160 million, as a result of factors such as the increase in sales. Interim net profits increased by 12.4% over the previous interim consolidated accounting period, to ¥1,321 million.

Performance by sector was as follows.

Within related industries, demand in the electrical materials sector showed a rise in demand for IT equipment such as PCs and mobile telephones. The display materials division grew as a result of increases in areas such as the demand for projection televisions and LCD projectors in the United States.

(i) Business of Manufacture and Sales of Industrial Materials, Etc.

In the electrical materials sector of our business of manufacturing and sales of industrial and other materials, there was an increase in demand for IT related devices such as PCs and mobile phones within the electrical materials sector (orders increased by 50.0% to ¥6,871 million, while production increased by 46.1% when compared to the previous consolidated fiscal year on a unitary basis for the submitting company), so that sales rose by 24.9% against the previous interim consolidated accounting period, to ¥5,853 million.

In the field for display related materials, the increase in demand for projection TVs in the US resulted in solid performance for Fresnel lenses (an increase of 25.6% in orders, to ¥4,268 million, and an increase of 32.6% in production when compared to the previous consolidated fiscal year on a unitary basis for the submitting company) as well as anti-reflection plates (an increase of 70.3% in orders, to ¥2,016 million, and an increase of 81.0% in production when compared to the previous consolidated fiscal year on a unitary basis for the submitting company). As a result sales increased by 32.6% against the previous interim consolidated accounting period, to ¥6,362 million. The field of electric insulation materials and commercial formation materials, however, suffered a decline in sales of 9.7% against the previous interim consolidated accounting period, to ¥4,268 million, as a result of reduced investment in plant and equipment and a stagnant domestic economy. As a result overall increased by 16.0% against the previous interim consolidated accounting period, to ¥1,648.4 million,

while operating profits increased by 6.3% against the previous interim consolidated accounting period, to ¥1,796 million.

(ii) Other Business

The golf industry experienced poor growth, while sales of sports recreation equipment experienced a significant decline in profit rates both as a result of poor sales of body boards and skate boards, as well as increased competition in sales, and a weak yen. This result in a 9.3% decline in sales against the previous interim consolidated accounting period, to ¥451 million, and an operating loss of ¥7 million (in contrast to profits of ¥12 million during the previous interim consolidated accounting period).

The category for regional segment does not apply as our corporate group only engages in business within Japan. It should also be noted that the amounts for sales, orders and the like stated in this section do not include the amount of consumption and local consumption tax.

(2) Cash Flows

On a consolidated basis our cash and cash equivalents (hereinafter "funds") during the present interim consolidated accounting period experienced an increase in the balance at the start of the term, as a result of an increase in capitalization during the previous term, which was the 34th semi-annual period (the balance was increased by ¥3,657 million over the previous interim consolidated accounting period). In addition we had a decline in expenses to purchase tangible fixed assets (a reduction of 42.5% against the previous interim consolidated accounting period), a reduction in payment of corporate taxes, etc. (a reduction of 57.6% against the previous interim consolidated accounting period), and other factors which lead to an increase of ¥6,466 million in funds as of the end of this consolidated accounting period, to ¥7,943 million.

The following is the status of each of the cash flow categories during the interim consolidated accounting period.

(Cash Flow from Operating Activities)
Our strong sales resulted in an increase of sales receivables (an increase of ¥730 million over the balance as of the end of the previous consolidated fiscal year) and in inventory assets (an increase of ¥532 million over the balance as of the as of the end of the previous consolidated fiscal year). Accounts payable (purchases) increased (by ¥1,542 million against the balance as of the end of the previous consolidated fiscal year), while the amount of corporation tax, etc., payable decreased (by 57.6% against the previous interim consolidated accounting period). As a result of these and other factors cash flow amounted to ¥2,845 million in funds received (an increase of 124.5 % against the previous interim consolidated accounting period).

(Cash Flow From Investing Activities)
Cash flow from investing activities resulted in ¥336 million in funds received (with ¥1,813 million in funds used during the previous interim consolidated accounting period), as a result of converting to cash through changing the period of deposit of term deposits ¥1,452 million), and a decline in expenditures to acquire fixed assets (a decline of 42.5% against the previous consolidated interim accounting period) resulting from an increase in notes payable in connection with equipment (an increase of ¥660 million against the end of the previous consolidated fiscal year).

(Cash Flow from Financing Activities)
The cash flow from financing activities amounted to ¥480 million in funds used (with ¥376 million in funds received during the previous interim consolidated accounting period) as a result of a decline in procuring funds through short term borrowing (a 96.0% decline against the previous consolidated

interim accounting period), and an increase in the amount of payment of dividends (an increase of 7.4% against the previous interim consolidated interim accounting period).

## 2. Manufacturing, Orders and Sales

The group (both the submitting company and its consolidated subsidiaries) has many different categories of products manufactured and sold, in widely differing areas, and even products of the same type are not necessarily the same in their volume, construction, form or other elements. There are also products which are not manufactured on a produce to order basis, and we do not indicate the production volume or order volume in monetary amounts or quantities for each segment by type of business. For this reason we have indicated the relationships for performance for each segment by type of business in "1. Summary of Business," with respect to the status of manufacturing, orders and sales.

The following states the percentages of sales by major customer and percentage of total sales during the previous interim consolidated accounting period and the current interim consolidated accounting period.

| Customer | Previous Interim Consolidated Accounting Period (From April 1, 2001 through September 30, 2001) | | Current Interim Consolidated Accounting Period (From April 1, 2002 through September 30, 2002) | |
|---|---|---|---|---|
| | ¥1,000 | Percent (%) | ¥1,000 | Percent (%) |
| Tomen Corporation | 2,251,865 | 15.4 | 3,091,019 | 18.3 |
| Sumitomo Shoji Plastics | 1,946,972 | 13.3 | 2,462,684 | 14.6 |
| Kuraray | 1,629,138 | 11.1 | 2,315,721 | 13.7 |

*Note: The amounts in the above table do not include consumption tax.*

## 3. Issues that have to be dealt with by the Company

There is no material changes regarding subjects that have to be dealt with by the group (the Company and consolidated subsidiaries) during the current consolidated interim accounting period.

## 4. Important Agreement, etc. for Operation

No applicable matters.

## 5. Research and Development Activities

Our group's research and development activities involve the business of manufacturing and selling industrial materials. Most of the research and development activities are conducted by the filing company, which works to develop technologies for our manufacturing divisions and our consolidated subsidiaries. As a technology development company we are constantly pursuing research and development of new technologies and products which directly meet the needs of users, mainly in the fields of electronics materials, display materials and compound materials.

Examples in electronics materials include fiberglass cloths for printed circuit boards, pre-preg for special printed circuit boards, and FPC materials. Examples in display materials include large Fresnel lenses for rear projection TVs, anti-reflective coat display plates, and materials related to three-dimensional images; while for compound materials examples include materials related to

super-conductivity, materials for aircraft interiors, electrical insulation materials and materials related to electrical equipment.

In order to adapt to the rapid changes in the markets that take place in recent years, the technology division works to invest its resources with an affirmative concentration in growth sectors, based on a flexible organization, to launch new products, to incubate products of the next generation, to promote technologies that offer a future, and to improve basic technology.

As of the end of the interim consolidated fiscal period we had 138 personnel involved in research and development activities, and our research and development expenses during this period amounted to ¥997 million.

The following are the major research achievements in our manufacturing and sales of industrial materials during the present interim consolidated fiscal period.

- Development of Highly Reliable Non Halogen FPC Material

We have already led the industry in acquiring flame retardant certification (UL94V-0) for, and are selling, a three layer type PI board and cover lay as an environmentally friendly non-halogen FPC material. In order to further increase the high reliability, we have developed a type which offers new migration resistance. This product clears conditions at 85 °C X 85% X 100 v X 1,000 hours, and also has obtained UL94V-0 for both PI boards and cover lays. Sales for this product have begun.

- Development of Improved Reliability Ultra-thin Glass Cloth for Printed Circuit Boards

As printed circuit boards become ever smaller and lighter, we have developed an ultra-thin glass cloth with high insulation reliability for printed circuit boards. By using our proprietary finishing technology to obtain equal flatness in the glass yarn, we have completed a finishing process for glass cloth which enables improved smoothness and uniformity, as well as greater thinness on printed circuit boards as well, and have commercialized this into a product at Arisawa Fiber Glass Co., Ltd. This product achieves a thickness of 16 microns for the glass cloth.

- Development of AR Fresnel Lens

In order to increase the precision and luminance of rear projectors we have improved the technology in the AR film coat on our Fresnel lenses that are used in rear projection TVs, and have begun delivering these to users. Use of this product is effective in improving brightness, and in correcting ghost images which have been a problem.

- Development of Cardio Magnetic Cryostat

We have for some time been providing cerebral-magnetic cryostats to the market (which are used to measure changes in magnetic activity in the brain). We have now refined our proprietary design and material structure to develop a new cryostat for cardio-magnetism (to detect magnetic fields from the heart). This development enables progress in analyzing the functions of the heart, and more accurate identification of causes of arrhythmia and other cardiac problems, and is expected to make a significant contribution to the development of medical treatments.

# III. State of Facilities

## 1. State of Main Facilities

There was no significant change in major facilities during the present interim consolidated accounting period.

## 2. Plan of New Installation and Retirement, etc. of Facilities

(1) The following are the major changes in connection with adding or renovating significant facilities during the interim consolidated accounting period that were in the planning stage as of the end of the previous consolidated fiscal year:

(i) New Facilities

Partial amendment to the new plan for manufacturing facilities for electronic materials of the filing company in the business of manufacturing and selling industrial materials. The initial projected investment was changed from ¥1,684 million to ¥1,584 million.

(ii) Refurbishing

There are no new plans for refurbishing during the present interim consolidated accounting period.

(2) The following are the major completed new or refurbished facilities during the interim consolidated accounting period that were in the planning stage as of the end of the previous consolidated fiscal year.

(i) New Facilities

In August 2002 we completed and began operation of other new facilities of the filing company within the business of manufacturing and selling industrial materials. In May 2002 we completed and began operation of the new display material production facilities at the consolidated subsidiary Color Link Japan.

Since our group has many products that differ in content and form, and since the facilities used for each of these products can be shared, it is very difficult to state the increased capacity of the manufacturing facilities of our group, and for this reason we have omitted entry of this category.

(ii) Refurbishing

In September 2002 the filing company completed refurbishing of its other facilities in the business of manufacturing and selling industrial materials. This refurbishing did not affect manufacturing capacity

(3) The following constitutes the new plans for significant facilities which have been newly determined in the interim consolidated accounting period.

| Company Name Name of Production Center | Location | Name of Segment by Type of Business | Nature of Facilities | Projected Total Investment (¥1,000) | Existing Payments (¥1,000) | Method of Funding | Projected Starting Date | Projected Completion Date | Increased Capacity After Completion |
|---|---|---|---|---|---|---|---|---|---|
| Filing Company: Nakatahara Factory | Kamikoshi-shi Niigata | Manufacturing and selling industrial materials | Manufacturing facilities for display materials | 128,200 | 2,970 | Internal funding | August 2002 | January 2003 | (Note 2) |
| | | | Other facilities | 138,000 | | Internal funding | August 2002 | December 2002 | |

*Notes:*

1. *The projected investment amount does not include consumption tax or local consumption tax.*
2. *Since our group has many products that differ in content and form, and since the facilities used for each of these products can be shared, it is very difficult to state the increased capacity of the manufacturing facilities of our group, and for this reason we have omitted entry of this category.*

# IV. State of the Company

## 1. State of Equity Shares, etc.

### (1) Total Number of Shares, etc.

① Total number of shares

| Class | Authorized Number of Shares to be Issued |
|---|---|
| Common Stock | 57,000,000 |
| Total | 57,000,000 |

*Note: Articles of Incorporation stipulate the following.*
*The authorized number of shares to be issued is 57,000,000. Elimination of shares, however, will decrease this number proportionately.*

② Shares issued

| Class | Number of Shares Issued and Outstanding | | Stock Exchange Where Listed or Securities Dealers Association Where Registered |
|---|---|---|---|
| | At the End of the First Half of the 55th Term (As of September 30, 2002) | As of Date Submitted (As of December 24, 2002) | |
| Common Stock | 26,760,778 | 26,760,778 | Tokyo Stock Exchange (The Market First Section) |
| Total | 26,760;778 | 26,760,778 | --- |

*Note:*

*1. Number of Shares Issued and Outstanding As of Date Submitted (As of December 24, 2002) does not include the number of shares issued as a result of execution of new share subscription right during the period from December 1, 2002 through December 24, 2002, in accordance with the Paragraph1 of Article 280-19 of the Commercial Code of Japan.*

*2. On September 2, 2002, our company was switched from the second section to the first section of the Tokyo Stock Exchange.*

## (2) State of New Share Subscription Rights, etc.

Resolution made on June 26, 1998 (New share subscription rights in accordance with the Paragraph 1 of the previous Article 280-19 of the Commercial Code)

| | At the End of the First Half of the 55th Term (As of September 30, 2002) | At the End of the Previous Month of the Submission Date (As of November 30, 2002) |
|---|---|---|
| Number of new share subscription rights | — | — |
| Classes of shares subject to the new share subscription rights | Common Stock | Same as the left column. |
| Number of shares subject to the new share subscription rights | 8,500 | Same as the left column. |
| Amount to be paid-in upon exercise of the new share subscription rights (Yen) | 1,282 | Same as the left column. |
| Exercise period of the new share subscription rights | June 27, 2000 through June 26, 2003 | Same as the left column. |
| Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription right (Yen) | Issue Price 1,282<br>Paid-in Capital Amount 641 | Same as the left column. |
| Terms and conditions to exercise the new share subscription right | A person who is granted a new share subscription rights as an eligible person must also be a Director or an employee of the Company at the time of exercise of the right. | Same as the left column. |
| Provisions concerning the transfer of the new share subscription right | Transfer, pledge as collateral security, other disposition and inheritance are not permitted with respect to preemptive stock subscription rights. | Same as the left column. |

Resolution made on June 29, 1999 (New share subscription rights in accordance with the Paragraph 1 of the previous Article 280-19 of the Commercial Code)

| | At the End of the First Half of the 55th Term (As of September 30, 2002) | At the End of the Previous Month of the Submission Date (As of November 30, 2002) |
|---|---|---|
| Number of new share subscription rights | — | — |
| Classes of shares subject to the new share subscription rights | Common Stock | Same as the left column. |
| Number of shares subject to the new share subscription rights | 180,100 | Same as the left column. |
| Amount to be paid-in upon exercise of the new share subscription rights (Yen) | 2,218 | Same as the left column. |
| Exercise period of the new share subscription rights | June 30, 2001 through June 29, 2004 | Same as the left column. |
| Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription right (Yen) | Issue Price 2,218<br>Paid-in Capital Amount 1,109 | Same as the left column. |

| | | |
|---|---|---|
| Terms and conditions to exercise the new share subscription right | A person who is granted a new share subscription rights as an eligible person must also be a Director or an employee of the Company at the time of exercise of the right. | Same as the left column. |
| Provisions concerning the transfer of the new share subscription right | Transfer, pledge as collateral security, other disposition and inheritance are not permitted with respect to preemptive stock subscription rights. | Same as the left column. |

Resolution made on June 29, 2000 (New share subscription rights in accordance with the Paragraph 1 of the previous Article 280-19 of the Commercial Code.)

| | At the End of the First Half of the 55th Term (As of September 30, 2002) | At the End of the Previous Month of the Submission Date (As of November 30, 2002) |
|---|---|---|
| Number of new share subscription rights | — | — |
| Classes of shares subject to the new share subscription rights | Common Stock | Same as the left column. |
| Number of shares subject to the new share subscription rights | 232,500 | Same as the left column. |
| Amount to be paid-in upon exercise of the new share subscription rights (Yen) | 2,490 | Same as the left column. |
| Exercise period of the new share subscription rights | June 30, 2002 through June 29, 2005 | Same as the left column. |
| Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription right (Yen) | Issue Price 2,490<br>Paid-in Capital Amount 1,245 | Same as the left column. |
| Terms and conditions to exercise the new share subscription right | A person who is granted a new share subscription rights as an eligible person must also be a Director or an employee of the Company at the time of exercise of the rights. | Same as the left column. |
| Provisions concerning the transfer of the new share subscription right | Transfer, pledge as collateral security, other disposition and inheritance are not permitted with respect to preemptive stock subscription rights. | Same as the left column. |

Resolution made on June 28, 2001 (New share subscription rights in accordance with the Paragraph 1 of the previous Article 280-19 of the Commercial Code)

| | At the End of the First Half of the 55th Term (As of September 30, 2002) | At the End of the Previous Month of the Submission Date (As of November 30, 2002) |
|---|---|---|
| Number of new share subscription rights | — | — |
| Classes of shares subject to the new share subscription rights | Common Stock | Same as the left column. |
| Number of shares subject to the new share subscription rights | 258,900 | Same as the left column. |
| Amount to be paid-in upon exercise of the new share subscription rights (Yen) | 2,000 | Same as the left column. |

| | | |
|---|---|---|
| Exercise period of the new share subscription rights | July 1, 2003 through June 30, 2006 | Same as the left column. |
| Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription right (Yen) | Issue Price 2,000<br>Paid-in Capital Amount 1,000 | Same as the left column. |
| Terms and conditions to exercise the new share subscription right | A person who is granted a new share subscription rights as an eligible person must also be a Director or an employee of the Company at the time of exercise of the rights. | Same as the left column. |
| Provisions concerning the transfer of the new share subscription right | Transfer, pledge as collateral security, other disposition and inheritance are not permitted with respect to preemptive stock subscription rights. | Same as the left column. |

Resolution made on June 28, 2002 (New share subscription rights in accordance with the Article 280-20 and the Article 280-21 of the Commercial Code)

| | At the End of the First Half of the 55th Term (As of September 30, 2002) | At the End of the Previous Month of the Submission Date (As of November 30, 2002) |
|---|---|---|
| Number of new share subscription rights | 2,600 | Same as the left column. |
| Classes of shares subject to the new share subscription rights | Common Stock | Same as the left column. |
| Number of shares subject to the new share subscription rights | 301,800 | Same as the left column. |
| Amount to be paid-in upon exercise of the new share subscription rights (Yen) | 2,319 | Same as the left column. |
| Exercise period of the new share subscription rights | July 1, 2004 through June 30, 2007 | Same as the left column. |
| Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription right (Yen) | Issue Price 2,319<br>Paid-in Capital Amount 1,160 | Same as the left column. |
| Terms and conditions to exercise the new share subscription right | Being a Director or an employee of the Company or a subsidiary of the Company at the time of exercise of the rights. | Same as the left column. |
| Provisions concerning the transfer of the new share subscription right | Transfer of the new share subscription right must be approved by the Board of Directors. | Same as the left column. |

## (3) The Change in Total Number of Shares Issued, Capital, etc.

| Date | Number of shares issued and outstanding | | Capital (Thousands of yen) | | Capital Reserves (Thousands of yen) | |
|---|---|---|---|---|---|---|
| | Change | Balance | Change | Balance | Change | Balance |
| From April 1, 2002 through September 30, 2002 *1 | 17,600 | 24,329,580 | 16,850 | 6,337,106 | 16,850 | 5,449,469 |
| May 20, 2002 *2 | 2,431,198 | 26,760,778 | – | 6,337,106 | – | 5,449,469 |

*Note: 1. The increase is due to the exercise of new share subscription rights in accordance with the Paragraph 1 of the previous Article 280-19 of the Commercial Code.*
*2. 1 for 1.1 split was made for the shares held by the shareholders registered on the shareholders' registry and the effective shareholders' registry at the end of March 31, 2002.*

## (4) State of Major Shareholders

As of September 30, 2002

| Full Name or Corporate Name | Address | Number of Shares Held | Ratio of Shares Held to Total Number of Shares Issued and Outstanding (%) |
|---|---|---|---|
| The Master Trust Bank of Japan, Ltd. (Trust Account) | 11-3, Hamamatsucho 2-chome, Minato-ku, Tokyo | 1,559,900 | 5.82 |
| The Master Trust Bank of Japan, Ltd. (Employee Retirement Funds Account/ Asahi Glass Company's Account) *1 | 11-3, Hamamatsucho 2-chome, Minato-ku, Tokyo | 1,483,641 | 5.54 |
| UFJ Trust Bank Limited (Trust 'A' Account) | 4-3 Marunouchi 1-chome, Chiyoda-ku, Tokyo | 1,378,800 | 5.15 |
| Mitsubishi Gas Chemical Co., Ltd. *2 | 5-2, Marunouchi 2-chome Chiyoda-ku, Tokyo | 1,106,061 | 4.13 |
| Japan Trustee Services Bank, Ltd. (Trust Account) | 8-11 Harumi 1-chome Chuo-ku, Tokyo | 1,094,200 | 4.08 |
| The Chase Manhattan Bank N.A. London (Standing Agent: The Mizuho Corporate Bank, Ltd., Kabuto-cho Custody office) | Wall Gate House, Callman St., London, U.K. (6-7 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo) | 896,790 | 3.35 |
| Hachijuni Bank, Ltd. | 178-8, Naka Ontokoro Okada Nagano-city, Nagano | 752,015 | 2.81 |
| Citibank London General U.K. Resident Treatgeous Client (Standing Agent: Citibank, N.A., Tokyo Branch) | Molesworth St. London, UK (3-14 Higashi Shinagawa 2-chome, Shinagawa-ku, Tokyo) | 728,123 | 2.72 |
| Banca Commerciale Italiana (Standing Agent: The Bank of Tokyo-Mitsubishi, Ltd., Custody Business Department) | De La Scala, Milan, Italy (7-1 Marunouchi 2-chome Chiyoda-ku, Tokyo) | 673,434 | 2.51 |
| Trust & Custody Services Bank, Ltd. (Special Account for Pension Funds) | 8-12 Harumi 1-chome, Chuo-ku, Tokyo | 658,200 | 2.45 |
| Total | --- | 10,331,164 | 38.61 |

*Note:*
*1. This consists of trust assets to pay retirement benefits that have been placed in trust by Asahi Glass Company. Asahi Glass reserves the right to give instruction concerning the exercise of voting rights.*
*2. 726,000 shares of this amount are in a trust account with The Master Trust Bank of Japan, Ltd., for the purpose of paying retirement benefits.*
*3. Pursuant to the regulation on "Disclosure in Connection With Block Holdings of Share Certificates, Etc.") of the Securities and Exchange Law, we received a report from Schroder Investment Management (Japan) Limited of joint shareholding of 1,874,830 shares (7.01%) on the part of four persons as of September 30, 2002. Nevertheless we did not include this in the above statement of the status of major shareholders, since we were not able to confirm the shareholding by the end of the interim accounting period. The content of the block holding report from Schroder*

*Investment Management is as set forth below.*

| Shareholder who holds large portion of the Company's shares | Address | Number of Shares Held by Such Shaerholders | Ratio of Shares Held by Such Shareholders to Total Number of Shares Issued and Outstanding (%) |
|---|---|---|---|
| Schroder Investment Management (Japan) Limited | 1-11 Marunouchi 1-chome, Chiyoda-ku, Tokyo | 1,622,900 | 6.06 |
| Schroder Investment Management North America Limited | 31 Gresham Street, London, UK | 233,400 | 0.87 |
| Schroder Investment Management Limited | 31 Gresham Street, London, UK | 1,500 | 0.01 |
| Schroder Unit Trust Limited | 33 Gutter Lane London, UK | 17,030 | 0.06 |

## (5) State of Voting Rights

### ① Shares issued and outstanding

As of September 30, 2002

| Category | Number of Shares | Number of Rights | Remarks |
|---|---|---|---|
| Shares without Voting Rights | --- | --- | --- |
| Shares with Restricted Voting Rights (Treasury Stock, etc.) | --- | --- | --- |
| Shares with Restricted Voting Rights (Others) | --- | --- | --- |
| Shares with Full Voting Rights (Treasury Stock, etc.) | Common Stock 6,600 | --- | --- |
| Shares with Full Voting Rights (Others) | Common Stock 26,694,400 | 266,944 | --- |
| Fractional Unit Shares | Common Stock 59,778 | --- | --- |
| Total Number of Shares Issued and Outstanding | 26,760,778 | --- | --- |
| Total Number of Voting Rights of Shareholders | --- | 266,944 | --- |

*Note: 1. 16,200 shares and 162 rights held in the name of Securities Holding and Transfer Authorities are included in Number of Shares and Number of Rights of Shares with Full Voting Rights (Others), respectively.*
*2. Number of Shares of Fractional Unit Shares includes 83 shares held in the name of Securities Holding and Transfer Authorities and 25 treasury stocks held by the Company.*

### ② Treasury Stocks, etc.

As of September 30, 2002

| Full Name or Corporate Name, etc. of Holder | Number of Shares Held | Ratio of Shares Held to Total Number of Shares |
|---|---|---|

Arisawa Mfg. Co., Ltd.

| Full Name or Corporate Name | Address | In Own Name | In Other's Name | Total | |
|---|---|---|---|---|---|
| Arisawa Manufacturing Co., Ltd. | 5-5 Minami Honcho1-chome, Joetsu-shi, Niigata Prefecture | 6,600 | — | 6,600 | 0.02 |
| Total | --- | 6,600 | — | 6,600 | 0.02 |

## 2. Share Price Movement

(1) The highest/lowest share prices during the current interim accounting period:

| Month | April 2002 | May 2002 | June 2002 | July 2002 | August 2002 | September 2002 |
|---|---|---|---|---|---|---|
| High (¥) | 2,405 | 2,700 | 2,610 | 2,500 | 2,475 | 2,410 |
| Low (¥) | 2,150 | 2,310 | 2,350 | 2,315 | 1,990 | 2,090 |

Note: The high and low prices before August 2002 are those on the Second Section of the Tokyo Stock Exchange and the high and low prices after September 2002 are those on the First Section of the Tokyo Stock Exchange.

## 3. State of Directors

There are no changes to Directors from the date of submission of Securities Report for the previous fiscal year through the date of submission of the current Semi-annual Securities Report.

## V. State of Accounting

1. Method of Preparation of Consolidated Interim Financial Statements and Interim Financial Statements

(1) The consolidated interim financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Consolidated Interim Financial Statements" (Ministerial Ordinance No. 24 of the Ministry of Finance in 1999; hereinafter referred to as "Regulations of Consolidated Interim Financial Statements").

Furthermore, the consolidated interim financial statements of the Company for the previous interim consolidated accounting period (From April 1, 2001 to September 30, 2001) were prepared in compliance with the Regulations of Consolidated Interim Financial Statements that had been in effect before the amendment, while the consolidated interim financial statements for the current interim consolidated accounting period (From April 1, 2002 to September 30, 2002) have been prepared in compliance with the Regulations of Consolidated Interim Financial Statements that have been in effect after the amendment.

(2) The interim financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Interim Financial Statements" (Ministerial Ordinance No. 38 of the Ministry of Finance in 1977; hereinafter referred to as "Regulations of Interim Financial Statements").

Furthermore, the interim financial statements of the Company for the previous interim accounting period (From April 1, 2001 to September 30, 2001) were prepared in compliance with the Regulations of Interim Financial Statements that had been in effect before the amendment, while the interim financial statements for the current interim accounting period (From April 1, 2002 to September 30, 2002) have been prepared in compliance with the Regulations of Interim Financial Statements that have been in effect after the amendment.

2. Certification of Auditing

Based on the provisions of Article 193-2 of the Securities and Exchange Law, the consolidated interim financial statements and the interim financial statements of the Company for the previous interim consolidated accounting period (from April 1, 2001 to September 30, 2001) and the previous interim accounting period (from April 1, 2001 to September 30, 2001), as well as the consolidated interim financial statements and the interim financial statements of the Company for the current consolidated interim accounting period (from April 1, 2002 to September 30, 2002) and the current interim accounting period (from April 1, 2002 to September 30, 2002) were subject to an interim audit by Shin Nihon & Co., respectively.

Arisawa Mfg. Co., Ltd.

# 1. Consolidated Interim Financial Statements, etc.

## (1) Consolidated Interim Financial Statements

### 1) Consolidated Interim Balance Sheet

(in thousands of yen)

| | | At the end of the previous interim consolidated accounting reriod (as of September 30, 2001) | | | At the end of the current interim consolidated accounting period (as of September 30, 2002) | | | Summary of the previous consolidated fiscal year (as of March 31, 2002) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Item | Note | Amount | | Ratio % | Amount | | Ratio % | Amount | | Ratio % |
| (Assets) | | | | | | | | | | |
| I. Current Assets | | | | | | | | | | |
| 1. Cash and deposits | | | 1,400,872 | | | 7,867,462 | | | 6,731,657 | |
| 2. Trade notes & Accounts receivable | *4 | | 9,175,752 | | | 8,729,511 | | | 7,989,490 | |
| 3. Securities | | | 160,402 | | | 160,561 | | | 160,498 | |
| 4. Inventories | | | 3,808,562 | | | 4,131,700 | | | 3,564,263 | |
| 5. Deferred tax assets | | | 360,016 | | | 278,350 | | | 228,199 | |
| 6. Others | | | 370,302 | | | 238,678 | | | 433,414 | |
| Allowance for doubtful accounts | | | Δ 17,833 | | | Δ16,194 | | | Δ11,135 | |
| Total Current Assets | | | 15,258,075 | 46.5 | | 21,390,070 | 52.4 | | 19,096,389 | 50.5 |
| II. Fixed Assets | | | | | | | | | | |
| 1. Tangible Fixed Assets | | | | | | | | | | |
| (1) Buildings & Structures | *1 *2 | 4,921,071 | | | 4,989,324 | | | 4,954,837 | | |
| (2) Machinery and equipment & delivery equipment | *1 *2 | 3,994,832 | | | 4,076,894 | | | 3,622,861 | | |
| (3) Land | *2 | 1,743,953 | | | 1,741,055 | | | 1,741,055 | | |
| (4) Others | *1 *2 | 705,339 | 11,365,197 | | 1,376,695 | 12,183,970 | 29.9 | 1,040,959 | 11,359,714 | 30.0 |
| 2. Intangible Fixed Assets | | | 16,372 | | | 67,595 | 0.2 | | 17,658 | 0.0 |
| 3. Investments and Other Assets | | | | | | | | | | |
| (1) Investment securities | *2 | 5,867,533 | | | 6,740,864 | | | 6,974,669 | | |
| (2) Deferred tax assets | | 21,154 | | | 123,440 | | | 123,622 | | |
| (3) Others | | 396,575 | | | 342,327 | | | 318,077 | | |
| Allowance for doubtful accounts | | Δ 82,344 | 6,202,920 | | Δ 43,848 | 7,162,783 | 17.5 | Δ 38,362 | 7,378,008 | 19.5 |
| Total Fixed Assets | | | 17,584,489 | 53.5 | | 19,414,349 | 47.6 | | 18,755,381 | 49.5 |
| Total Assets | | | 32,842,565 | 100.0 | | 40,804,420 | 100.0 | | 37,851,770 | 100.0 |

(in thousands of yen)

| Item | Note | At the end of the previous interim consolidated accounting reriod (as of September 30, 2001) | | | At the end of the current interim consolidated accounting period (as of September 30, 2002) | | | Summary of the previous consolidated fiscal year (as of March 31, 2002) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Amount | | Ratio % | Amount | | Ratio % | Amount | | Ratio % |
| (Liabilities) | | | | | | | | | | |
| I. Current Liabilities | | | | | | | | | | |
| 1. Trade notes payable & Accounts payable | *4 | | 6,100,265 | | | 7,413,441 | | | 5,868,712 | |
| 2. Short-term loans | *2 | | 2,185,587 | | | 1,029,800 | | | 967,264 | |
| 3. Income taxes, etc. payable | | | 765,194 | | | 804,193 | | | 562,829 | |
| 4. Deferred tax liabilities | | | 567 | | | 584 | | | 564 | |
| 5. Reserve for bonuses | | | 648,669 | | | 960,596 | | | 646,321 | |
| 6. Others | | | 1,926,911 | | | 2,402,115 | | | 1,650,297 | |
| Total Current Liabilities | | | 11,627,196 | 35.4 | | 12,610,730 | 30.9 | | 9,695,990 | 25.7 |
| II. Fixed Liabilities | | | | | | | | | | |
| 1. Long term loans | *2 | | 28,800 | | | 43,000 | | | 22,000 | |
| 2. Deferred tax liabilities | | | 52,356 | | | 115,678 | | | 396,631 | |
| 3. Reserve for retirement granting allowance | | | 83,762 | | | 215,633 | | | 136,515 | |
| 4. Reserve for officers' retirement bonus | | | 139,044 | | | 159,425 | | | 149,997 | |
| 5. Others | | | 51,651 | | | 15,814 | | | 54,708 | |
| Total Fixed Liabilities | | | 355,615 | 1.1 | | 549,552 | 1.4 | | 759,852 | 2.0 |
| Total Liabilities | | | 11,982,812 | 36.5 | | 13,160,283 | 32.3 | | 10,455,842 | 27.7 |
| (Minority Interest) | | | | | | | | | | |
| Minority interest | | | 11,622 | 0.0 | | 9,664 | 0.0 | | 10,428 | 0.0 |
| (Shareholders' Equity) | | | | | | | | | | |
| I. Capital | | | 3,894,116 | 11.9 | | --- | --- | | 6,320,255 | 16.7 |
| II. Capital reserve | | | 3,006,479 | 9.2 | | --- | --- | | 5,432,618 | 14.4 |
| III. Consolidated surplus | | | 13,705,364 | 41.7 | | --- | --- | | 14,888,501 | 39.3 |
| IV. Other revaluation balance of securities | | | 236,215 | 0.7 | | --- | --- | | 727,768 | 1.9 |
| V. Exchange rate adjusting accounts | | | 6,270 | 0.0 | | --- | --- | | 17,680 | 0.0 |
| | | | 20,848,446 | | | --- | | | 27,386,824 | |
| VI. Treasury Stocks | | | Δ 317 | Δ 0.0 | | --- | --- | | Δ1,325 | Δ0.0 |
| Total Shareholders' Equity | | | 20,848,129 | 63.5 | | --- | --- | | 27,385,499 | 72.3 |

| Item | Note | At the end of the previous interim consolidated accounting reriod (as of September 30, 2001) | | At the end of the current interim consolidated accounting period (as of September 30, 2002) | | Summary of the previous consolidated fiscal year (as of March 31, 2002) | |
|---|---|---|---|---|---|---|---|
| | | Amount | Ratio (%) | Amount | Ratio (%) | Amount | Ratio (%) |
| I. Amount of capital | | --- | --- | 6,337,106 | 15.5 | --- | --- |
| II. Capital surplus | | --- | --- | 5,449,469 | 13.4 | --- | --- |
| III. Earned surplus | | --- | --- | 15,527,620 | 38.0 | --- | --- |
| IV. Other unrealized gain/loss on securities | | --- | --- | 334,320 | 0.8 | --- | --- |
| V. Exchange rate adjusting accounts | | --- | --- | 2,781 | 0.0 | --- | --- |
| VI. Treasury Stocks | | --- | --- | Δ16,825 | Δ0.0 | --- | --- |
| Total Shareholders' Equity | | --- | --- | 27,634,472 | 67.7 | --- | --- |
| Total of liabilities, minority interest and shareholders' equities | | 32,842,565 | 100.0 | 40,804,420 | 100.0 | 37,851,770 | 100.0 |

## 2) Consolidated Interim Profit and Loss Statement

(in thousands of yen)

| Item | Note | The previous interim consolidated accounting period (from April 1, 2001 to September 30, 2001) | | | The current interim consolidated accounting period (from April 1, 2002 to September 30, 2002) | | | Summary of the previous consolidated fiscal year (from April 1,2001 to March 31, 2002) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Amount | | Ratio % | Amount | | Ratio % | Amount | | Ratio % |
| I. Sales | | | 14,657,809 | 100.0 | | 16,906,875 | 100.0 | | 28,711,026 | 100.0 |
| II. Cost of Goods Sold | | | 11,551,332 | 78.8 | | 13,481,282 | 79.7 | | 22,717,855 | 79.1 |
| Gross Profit on Sales | | | 3,106,477 | 21.2 | | 3,425,593 | 20.3 | | 5,993,171 | 20.9 |
| III. Selling, General & Admin. Expenses | | | | | | | | | | |
| 1. Freight and packaging cost | | 233,666 | | | 410,809 | | | 488,376 | | |
| 2. Wage allowances | | 340,187 | | | 367,185 | | | 783,710 | | |
| 3. Transfer to reserve for bonus | | 144,118 | | | 151,816 | | | 144,819 | | |
| 4. Transfer to retirement wage allowance | | 25,246 | | | 27,215 | | | 47,992 | | |
| 5. Transfer to officers' retirement allowance | | 10,952 | | | 9,628 | | | 21,905 | | |
| 6. Others | | 659,706 | 1,413,878 | 9.6 | 670,230 | 1,636,885 | 9.7 | 1,336,327 | 2,823,131 | 9.9 |
| Operating income | | | 1,692,598 | 11.6 | | 1,788,708 | 10.6 | | 3,170,039 | 11.0 |
| IV. Non-operating Income | | | | | | | | | | |
| 1. Interest received | | 5,804 | | | 17,034 | | | 7,620 | | |
| 2. Dividend received | | 32,974 | | | 36,627 | | | 36,522 | | |
| 3. Profit on equity method | | 205,072 | | | 413,978 | | | 499,400 | | |
| 4. Others | | 123,754 | 367,606 | 2.5 | 100,883 | 568,524 | 3.4 | 306,234 | 849,777 | 3.0 |
| V. Non-operating Expenses | | | | | | | | | | |
| 1. Interest paid | | 11,738 | | | 7,569 | | | 17,247 | | |
| 2. Foreign exchange loss | | --- | | | 129,549 | | | --- | | |
| 3. Rent payment | | 23,163 | | | 19,743 | | | 43,908 | | |
| 4. Others | | 51,790 | 86,692 | 0.6 | 40,253 | 197,115 | 1.2 | 167,284 | 228,440 | 0.8 |
| Ordinary Profit | | | 1,973,512 | 13.5 | | 2,160,116 | 12.8 | | 3,791,377 | 13.2 |
| VI. Extraordinary Profits | | | | | | | | | | |
| 1. Sale of investment securities | | --- | | | --- | | | 84,173 | | |
| 2. Sale of fixed assets | *1 | --- | --- | --- | --- | --- | --- | 38,192 | 122,366 | 0.4 |
| VII. Extraordinary Losses | | | | | | | | | | |
| 1. Retirement loss of fixed assets | *2 | 8,884 | | | 21,229 | | | 46,907 | | |
| 2. Write-off of balance due to change of accounting standard for retirement wage allowance | | 38,625 | | | 41,804 | | | 77,251 | | |
| 3. Others | | --- | 47,509 | 0.3 | 3,025 | 66,059 | 0.45 | 18,411 | 142,570 | 0.5 |
| - Net profits before taxes, etc. | | | 1,926,002 | 13.2 | | 2,094,057 | 12.4 | | 3,771,173 | 13.1 |

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| - Income taxes, inhabitant taxes and business taxes payable | *3 | 773,701 | | | 773,071 | | | 1,417,961 | | |
| - Adjusted amount of income taxes, etc. | *3 | --- | 773,701 | 5.3 | --- | 773,071 | 4.6 | 18,967 | 1,436,929 | 5.0 |
| - Profit (loss) attributable to minority interest | | | Δ23,426 | Δ0.1 | | Δ763 | Δ0.0 | | Δ24,602 | Δ0.1 |
| - Net Profits | | | 1,175,727 | 8.0 | | 1,321,748 | 7.8 | | 2,358,846 | 8.2 |

## 3) Consolidated Interim Earned Surplus Statement

(in thousands of yen)

| | | The previous interim consolidated accounting period (from April 1, 2001 to September 30, 2001) | | The current interim consolidated accounting period (from April 1, 2002 to September 30, 2002) | | Summary of the previous consolidated fiscal year (from April 1,2001 to March 31, 2002) | |
|---|---|---|---|---|---|---|---|
| Item | Note | Amount | | Amount | | Amount | |
| I. Consolidated earned surplus at start of the term | | | 13,101,170 | | --- | | 13,101,170 |
| II. Reduction in consolidated earned surplus | | | | | | | |
| 1. Reduction in earned surplus due to increase of consolidated subsidiaries | | 48,797 | | --- | | 48,797 | |
| 2. Dividends paid | | 475,001 | | --- | | 475,001 | |
| 3. Officers' bonuses | | 47,734 | 571,533 | --- | --- | 47,716 | 571,515 |
| III. Net profit for the current period / term | | | 1,175,727 | | --- | | 2,358,846 |
| IV. Consolidated earned surplus at end of the period / term | | | 13,705,364 | | --- | | 14,888,501 |

(in thousands of yen)

| | | The previous interim consolidated accounting period (from April 1, 2001 to September 30, 2001) | | The current interim consolidated accounting period (from April 1, 2002 to September 30, 2002) | | Summary of the previous consolidated fiscal year (from April 1,2001 to March 31, 2002) | |
|---|---|---|---|---|---|---|---|
| Item | Note | Amount | | Amount | | Amount | |
| (Capital Surplus) | | | | | | | |
| I. Capital surplus at start of the term | | | | | | | |
| 1. Capital reserve at start of the term | | --- | --- | 5,432,618 | 5,432,618 | --- | --- |
| II. Increase in capital surplus | | | | | | | |
| 1. Issuance of new shares in connection with capital increase | | --- | --- | 16,850 | 16,850 | --- | --- |
| III. Capital surplus at the end of the period / term | | | --- | | 5,449,469 | | --- |
| (Earned Surplus) | | | | | | | |
| I. Earned surplus at start of the term | | | | | | | |
| 1. Consolidated earned surplus at start of the term | | --- | --- | 14,888,501 | 14,888,501 | --- | --- |
| II. Increase in earned surplus | | | | | | | |
| 1. Net profit of the period / term | | --- | --- | 1,321,748 | 1,321,748 | --- | --- |
| III. Decrease in earned surplus | | | | | | | |
| 1. Reduction in earned surplus due to increase of consolidated subsidiaries | | --- | | 139,187 | | --- | |
| 2. Dividends paid | | --- | | 510,541 | | --- | |
| 3. Officers' bonuses | | --- | --- | 32,901 | 682,629 | --- | --- |
| IV. Earned Surplus at the end of the period / term | | | --- | | 15,527,620 | | --- |

## 4) Consolidated Interim Cash Flow Statements

(in thousands of yen)

| Item | Note | The previous interim consolidated accounting period (from April 1, 2001 to September 30, 2001) Amount | The current interim consolidated accounting period (from April 1, 2002 to September 30, 2002) Amount | Summary of the previous consolidated fiscal year (from April 1,2001 to March 31, 2002) Amount |
|---|---|---|---|---|
| I. Cash flows from operating activities: | | | | |
| Net profit before tax, etc. | | 1,926,002 | 2,094,057 | 3,771,173 |
| Depreciation costs | | 750,268 | 735,162 | 1,559,313 |
| Profit on equity method | | Δ205,072 | Δ413,978 | Δ499,400 |
| Sale of investment securities | | --- | --- | Δ84,173 |
| Sale of fixed assets | | --- | --- | Δ38,192 |
| New share issuance expenses | | 124 | 1,184 | 51,044 |
| Retirement loss of tangible fixed assets | | 8,884 | 21,229 | 46,907 |
| Revaluation loss of investment securities | | --- | --- | 13,709 |
| Exchange gains/losses | | 265 | 126,038 | Δ4,516 |
| Increase/decrease in reserves of officers' bonuses | | Δ92,251 | 9,428 | Δ81,299 |
| Increase in reserves for retirement allowance | | 58,957 | 67,865 | 111,710 |
| Increase in reserves for bonuses | | 648,669 | 311,611 | 646,321 |
| Increase (decrease) in provisions for doubtful accounts | | 14,126 | 10,545 | Δ36,553 |
| Interest received and dividend received | | Δ38,778 | Δ53,662 | Δ44,142 |
| Interest paid | | 11,738 | 7,569 | 17,247 |
| Decrease / Increase in accounts receivables | | 1,060,080 | Δ730,516 | 2,293,516 |
| Decrease / Increase in inventories | | 84,091 | Δ532,863 | 328,390 |
| Increase / Decrease in trade payable | | Δ839,149 | 1,542,633 | Δ1,070,702 |
| Increase / Decrease in consumption tax, etc. payable | | Δ103,771 | 59,158 | Δ123,090 |
| Decrease / Increase in other assets | | 8,172 | 11,657 | 64,474 |
| Increase / Decrease in other debts | | Δ836,648 | 30,557 | Δ796,443 |
| Officers' bonuses | | Δ47,373 | Δ32,901 | Δ47,753 |
| Subtotal | | 2,408,335 | 3,264,777 | 6,077,540 |
| Interest and dividends received | | 94,578 | 107,433 | 99,942 |
| Interest paid | | Δ11,597 | Δ7,194 | Δ18,006 |
| Income tax, etc. payable | | Δ1,223,520 | Δ519,286 | Δ2,128,875 |
| Cash flows from operating activities | | 1,267,796 | 2,845,728 | 4,030,601 |
| II. Cash flows from investing activities | | | | |
| Expenses to fund fixed deposits | | --- | --- | Δ1,555,947 |
| Income from refund of fixed deposits | | 121,690 | 1,452,024 | 121,690 |
| Expenses to acquire tangible fixed assets | | Δ1,640,018 | Δ942,803 | Δ2,771,139 |
| Income from sale of tangible fixed assets | | 106 | --- | 46,039 |
| Expenses to purchase investment securities | | Δ316,829 | Δ107,927 | Δ396,508 |
| Income from sale of investment securities | | --- | --- | 191,810 |
| Expenses of lending | | Δ30,000 | Δ46,508 | Δ70,000 |
| Income from collection of loans | | 51,549 | 8,251 | 55,209 |
| Others | | --- | Δ26,288 | Δ2,000 |
| Cash flows from investing activities | | Δ1,813,501 | 336,749 | Δ4,380,845 |
| III. Cash flows from financing activities | | | | |
| Net increase / decrease in short term loans | | 832,477 | 32,935 | Δ382,245 |
| Expenses to repay long term debts | | Δ16,880 | Δ20,400 | Δ27,280 |
| Proceeds from equity issues | | 35,407 | 32,516 | 4,836,765 |

| | | | | |
|---|---|---|---|---|
| Net of expenses to acquire treasury stock and proceeds from sale of them | | Δ127 | --- | Δ1,079 |
| Expenses to acquire treasury stock | | --- | Δ15,500 | --- |
| Dividends paid | | Δ474,375 | Δ509,618 | Δ474,968 |
| Cash flows from financing activities | | 376,501 | Δ480,066 | 3,951,192 |
| IV. Translation differences of cash and cash equivalents | | Δ265 | Δ22,114 | 4,516 |
| V. Increase / Decrease in cash and cash equivalents | | Δ169,468 | 2,680,296 | 3,605,465 |
| VI. Cash and cash equivalents at start of the term | | 1,593,945 | 5,251,197 | 1,593,945 |
| VII. Cash and cash equivalents of newly consolidated subsidiaries at start of the term | | 51,786 | 11,519 | 51,786 |
| VIII. Cash and cash equivalents at end of the period / term | | 1,476,263 | 7,943,013 | 5,251,197 |

## Basic Matters for Preparation of Consolidated Financial Statements

| At the end of the previous interim consolidated accounting reriod (as of September 30, 2001) | At the end of the current interim consolidated accounting period (as of September 30, 2002) | Summary of the previous consolidated fiscal year (from April 1,2001 to March 31, 2002) |
|---|---|---|
| 1. Scope of consolidation<br>(1) Number of consolidated subsidiaries: 10<br>The name of the consolidated subsidiaries are Arisawa Jushi Kogyo Co., Ltd., Arisawa Kenpan Co., Ltd., Arisawa Poliwork Co., Ltd., Myoko Shinko Co., Ltd., Arisawa Sporting Goods Co., Ltd., Eagle Co., Ltd., Arisawa Butsuryu, Ltd., Yuai Sangyo, Ltd., Arisawa Fiber Glass Co., Ltd. and Colorlink Japan Co., Ltd.<br><br>Colorlink Japan Co., Ltd. was included in consolidated companies due to increase of importance.<br>(2) The name of the non-consolidated subsidiaries is Arisawa Optic Co., Ltd.<br><br>Reason for excluding the non-consolidated subsidiary above from consolidation: The company is excluded because the aggregate totals of their total assets, sales, net profit or loss (amount corresponding to the equity), and surplus (amount corresponding to the equity) do not materially affect reasonable judgments on financial position and operations of Arisawa Group, even if they are excluded from consolidation. | 1. Scope of consolidation<br>(1) Number of consolidated subsidiaries: 11<br>The name of the consolidated subsidiaries are Arisawa Jushi Kogyo Co., Ltd., Arisawa Kenpan Co., Ltd., Arisawa Poliwork Co., Ltd., Myoko Shinko Co., Ltd., Arisawa Sporting Goods Co., Ltd., Eagle Co., Ltd., Arisawa Butsuryu, Ltd., Yuai Sangyo, Ltd., Arisawa Fiber Glass Co., Ltd., Colorlink Japan Co., Ltd. and Arisawa Optic Co., Ltd.<br><br>Arisawa Optic Co., Ltd. was included in consolidated companies due to increase of importance.<br>(2) The name of the important non-consolidated subsidiaries<br>The important non-consolidated subsidiaries: Kei Ski Garage, Ltd.<br><br>Reason for excluding the non-consolidated subsidiary above from consolidation:<br>This company is excluded because the aggregate totals of their total assets, sales, net income or loss (amount corresponding to the equity), and surplus (amount corresponding to the equity) do not materially affect the consolidated financial statements of the Company. | 1. Scope of consolidation<br>(1) Number of consolidated subsidiaries: 10<br>The name of the consolidated subsidiaries are Arisawa Jushi Kogyo Co., Ltd., Arisawa Kenpan Co., Ltd., Arisawa Poliwork Co., Ltd., Myoko Shinko Co., Ltd., Arisawa Sporting Goods Co., Ltd., Eagle Co., Ltd., Arisawa Butsuryu, Ltd., Yuai Sangyo, Ltd., Arisawa Fiber Glass Co., Ltd. and Colorlink Japan Co., Ltd.<br><br>Colorlink Japan Co., Ltd. was included in consolidated companies due to increase of importance.<br>(2) The name of the important non-consolidated subsidiaries<br>The important non-consolidated subsidiaries: Arisawa Optic Co., Ltd.<br><br>Reason for excluding the non-consolidated subsidiary above from consolidation:<br>This company is excluded because the aggregate totals of their total assets, sales, net income or loss (amount corresponding to the equity), and surplus (amount corresponding to the equity) do not materially affect the consolidated financial statements of the Company. |
| 2. Application of equity method<br>(1) Companies to which the equity method is applied: 4 Affiliates: Polatechno Co., Ltd., Shinano Co., Ltd., Taiflex Scientific Co., Ltd. and Scalar Corporation.<br><br>Scalar Corporation was included in companies to which the equity method is applied in accordance with acquisition of shares.<br><br>(2) The non-consolidated subsidiaries, Arisawa Optic Co., Ltd. and three other companies and the affiliates, Ryoyu Kogyo Co., Ltd. and one other company, are excluded from the equity method because the aggregate totals of their interim net profit or loss and surplus do not materially affect reasonable judgments on financial position and operations of Arisawa Group.<br><br>(3) The interim financial statements of the interim accounting period of the company in question have been used for those companies covered under the equity method whose interim settlement dates differ from the consolidated interim settlement date. | 2. Application of equity method<br>(1) Companies to which the equity method is applied: 4 Affiliates: Polatechno Co., Ltd., Shinano Co., Ltd., Taiflex Scientific Co., Ltd. and Scalar Corporation.<br><br>(2) The non-consolidated subsidiaries, including Kei Ski Garage, Ltd. and two other companies and the affiliates as well as Ryoyu Kogyo Co., Ltd. and one other company, are excluded from the equity method because the aggregate totals of their interim net profit or loss and surplus do not materially affect reasonable judgments on financial position and operations of Arisawa Group.<br><br>(3) Same as the left. | 2. Application of equity method<br>(1) Companies to which the equity method is applied: 4 Affiliates: Polatechno Co., Ltd., Shinano Co., Ltd., Taiflex Scientific Co., Ltd. and Scalar Corporation.<br><br>Scalar Corporation was included in companies to which the equity method is applied in accordance with acquisition of shares.<br><br>(2) The non-consolidated subsidiaries, Arisawa Optic Co., Ltd. and three other companies and the affiliates, Ryoyu Kogyo Co., Ltd. and one other company, are excluded from the equity method because the aggregate totals of their interim net profit or loss and surplus do not materially affect reasonable judgments on financial position and operations of Arisawa Group.<br><br>(3) The financial statements of the fiscal year of the company in question have been used for those companies covered under the equity method whose settlement dates differ from the consolidated settlement date. |

| | | |
|---|---|---|
| 3. Interim period items for consolidated subsidiaries<br>Except for Arisawa Sporting Goods and Arisawa Poliwork, the settlement date of the interim accounting period for the consolidated subsidiaries is the same as the settlement date of consolidated interim period at of the Company. The closing date of the two companies for the interim period is July 31, 2001. However in preparing these consolidated interim financial statements, the interim financial statements as of July 31, 2001 are used for these two companies, but necessary adjustments for consolidation are made with regard to important transactions made during the period between the different closing dates. | 3. Interim period items for consolidated subsidiaries<br>Except for Arisawa Sporting Goods and Arisawa Poliwork, the settlement date of the interim accounting period for the consolidated subsidiaries is the same as the settlement date of consolidated interim period at of the Company. The closing date of the two companies for the interim period is July 31, 2002. However in preparing these consolidated interim financial statements, the interim financial statements as of July 31, 2002 are used for these two companies, but necessary adjustments for consolidation are made with regard to important transactions made during the period between the different closing dates. | 3. Fiscal year items for consolidated subsidiaries<br>Except for Arisawa Sporting Goods Co., Ltd. and Arisawa Polywork Co., Ltd., the end of the fiscal term for the consolidated subsidiaries is the same as that of the Company. The closing date of the two companies is January 31, 2002. However in preparing these consolidated financial statements, the financial statements as of January 31, 2002 are used for Arisawa Sporting Goods Co., Ltd. and Arisawa Polywork Co., Ltd., but necessary adjustments for consolidation are made with regard to important transactions made during the period between the different closing dates. |
| 4. Accounting standards<br>(1) Valuation standard and valuation method of important assets<br>1) Securities<br>Other securities<br>- Securities where a market value is available: Valued at the current price based on the market value on the closing day, etc.<br>(All the revaluation balance is transferred directly to the capital stock and the sales cost is calculated in the gross average methods.)<br>- Securities where a market value is unavailable: Valued in the gross average method at cost. | 4. Accounting standards<br>(1) Valuation standard and valuation method of important assets<br>1) Securities<br>Other securities<br>- Securities where a market value is available: Same as the left.<br>- Securities where a market value is unavailable: Same as the left. | 4. Accounting standards<br>(1) Valuation standard and valuation method of important assets<br>1) Securities<br>Other securities<br>- Securities where a market value is available: Valued at the current price based on the market value on the closing day, etc.<br>(All the revaluation balance is transferred directly to the capital stock and the sales cost is calculated in the gross average methods.)<br>- Securities where a market value is unavailable:<br>Same as the left. |
| 2) Derivatives<br>Valued at the current price.<br>3) Inventories<br>- Finished goods, merchandise, semi-finished goods, and work-in-progress:<br>Mainly valued at cost in the FIFO method, but four of the consolidated subsidiaries adopt valuation at cost in the gross average method. | 2) Derivatives<br>Same as the left.<br>3) Inventories<br>- Finished goods, merchandise, semi-finished goods, and work-in-progress:<br>Same as the left. | 2) Derivatives<br>Same as the left.<br>3) Inventories<br>- Finished goods, merchandise, semi-finished goods, and work-in-progress:<br>Same as the left. |
| - Raw materials and stores:<br>Valued in the gross average method at cost.<br>Valued in the gross average method at cost. | - Raw materials and stores:<br>Same as the left. | - Raw materials and stores:<br>Same as the left. |
| (2) Depreciation method for important assets<br>1) Depreciation method for tangible assets<br>The declining balance method.<br>However, the straight line method is used for buildings (excluding facilities connected to buildings) acquired on or after April 1, 1998.<br>The durable length of time is as follows:<br>Buildings & structures: 10 - 31 years<br>Machineries & delivery equipment: 4 - 9 years | (2) Depreciation method for important assets<br>1) Depreciation method for tangible assets<br>Same as the left. | (2) Depreciation method for important assets<br>1) Depreciation method for tangible assets<br>Same as the left. |

| | | |
|---|---|---|
| 2) Depreciation method for intangible assets: The straight line method is adopted. However straight line method is adopted for software for own use based on the period of in-house useful life (5 years). | 2) Depreciation method for intangible assets: Same as the left. | 2) Depreciation method for intangible assets: Same as the left. |
| (3) Posting standards for important allowances<br>1) Allowance for doubtful accounts<br>In order to reserve for losses from defaults on claims, a write down as non-collectible has been charged at the actual rate of default for normal claims, and has been charged on the basis of the expected amount of default in each instance for specified claims such as those which present concerns about default. | (3) Posting standards for important allowances<br>1) Allowance for doubtful accounts<br>Same as the left. | (3) Posting standards for important allowances<br>1) Allowance for doubtful accounts<br>Same as the left. |
| 2) Reserve for bonuses<br>In order to prepare for expenses of bonuses to employees, the estimated amount is booked as reserve. | 2) Reserve for bonuses<br>Same as the left. | 2) Reserve for bonuses<br>In order to prepare for expenses of bonuses to employees, the estimated amount is booked as reserve. |
| 3) Reserve for retirement allowances<br>In order to reserve retirement benefits to employees, the expected amount at the end of this interim period has been booked on the basis of the liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference at the time of amendment to the accounting standards (¥231,754,000) will be charged as an extraordinary loss in proportional amounts over three years.<br>The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. | 3) Reserve for retirement allowances<br>In order to reserve retirement benefits to employees, the expected amount at the end of this interim period has been booked on the basis of the liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference at the time of amendment to the accounting standards (¥250,829,000) will be charged as an extraordinary loss in proportional amounts over three years.<br>The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. | 3) Reserve for retirement allowances<br>In order to reserve retirement benefits to employees, this has been booked on the basis of the liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference at the time of amendment to the accounting standards (¥231,754,000) will be charged as an extraordinary loss in proportional amounts over three years.<br>The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. |
| 4) Reserve for Officers' Retirement Bonuses<br>(a) The Company<br>In order to prepare for officers' retirement bonuses, the amount to be paid to officers at their retirements by the end of the period pursuant to the internal rules is appropriated. | 4) Reserve for Officers' Retirement Bonuses<br>(a) The Company<br>Same as the left. | 4) Reserve for Officers' Retirement Bonuses<br>(a) The Company<br>In order to prepare for officers' retirement bonuses, the amount to be paid to officers at their retirements by the end of the term pursuant to the internal rules is appropriated. |
| (b) Subsidiary Companies<br>--- | (b) Subsidiary Companies<br>--- | (b) Subsidiary Companies<br>--- |
| (4) Standards for converting important foreign currency denominated assets into yen<br>Foreign currency denominated assets and liabilities are converted at the exchange rate for spots, etc., on the last day of the period, and the difference on conversion is entered as income or loss. | (4) Standards for converting important foreign currency denominated assets into yen<br>Same as the left. | (4) Standards for converting important foreign currency denominated assets into yen<br>Foreign currency denominated assets and liabilities are converted at the exchange rate for spots, etc., on the last day of the term, and the difference on conversion is entered as income or loss. |
| (5) Treatment of leasing transactions<br>Finance leasing transactions other than those for which ownership is deemed to be fully transferred to the lessee are treated in the same way as ordinary leasing transactions. | (5) Treatment of leasing transactions<br>Same as the left. | (5) Treatment of leasing transactions<br>Same as the left. |

| | | |
|---|---|---|
| (6) Method of accounting for major hedges<br>1) Method of hedge accounting<br>Allocation of foreign exchange transactions<br><br>2) Method of hedging and accounts hedged<br>The risk of exchange fluctuation in foreign currency transactions is avoided through foreign exchange contracts, which are used as a means to finalize the price of sale or the price of acquisition.<br>3) Hedging policy and method of effective evaluation of hedge<br>In order to reduce risk of future foreign exchange fluctuations, managing executions of foreign exchange contracts is carried out pursuant to the program for transactions denominated in foreign currency. | (6) Method of accounting for major hedges<br>1) Method of hedge accounting<br>Same as the left.<br>2) Method of hedging and accounts hedged<br>The risk of exchange fluctuation in foreign currency transactions is avoided through foreign exchange contracts, which are used as a means to finalize the price of acquisition.<br>3) Hedging policy<br>In order to improve the financial balance, hedging shall be conducted within the extent of liabilities involved.<br>4) Method of Evaluating the Effectiveness of Hedging<br>After hedging commences, the target of the hedge and the cumulative market fluctuation of the means of hedging shall be compared, and a determination will be made on the basis of factors such as the amount of fluctuation of both the underlying claim or liability and the hedge. | (6) Method of accounting for major hedges<br>1) Method of hedge accounting<br>Same as the left.<br>2) Method of hedging and accounts hedged<br>The risk of exchange fluctuation in foreign currency transactions is avoided through foreign exchange contracts, which are used as a means to finalize the price of sale or the price of acquisition.<br>3) Hedging policy<br>In order to improve the financial balance, hedging shall be conducted within the extent of the claims or liabilities involved.<br>4) Method of Evaluating the Effectiveness of Hedging<br>After hedging commences, the target of the hedge and the cumulative market fluctuation of the means of hedging shall be compared, and a determination will be made on the basis of factors such as the amount of fluctuation of both the underlying claim or liability and the hedge. |
| (7) Other important matters for preparation of consolidated interim financial statements<br>Method for treatment of deferred assets<br>All the costs for new share issuance are treated as costs at the time of expenditure. | (7) Other important matters for preparation of consolidated interim financial statements<br>Method for treatment of deferred assets<br>Same as the left. | (7) Other important matters for preparation of consolidated financial statements<br>Method for treatment of deferred assets<br>Same as the left. |
| Accounting treatment of consumption tax, etc.<br>Consumption taxes withheld from sales and paid upon purchasing goods and services by the Company are not included in revenues and expenses. | Accounting treatment of consumption tax, etc..<br>Same as the left. | Accounting treatment of consumption tax, etc..<br>Same as the left. |
| 5. Scope of funds in consolidated interim cash flow statements<br>The funds are cash, demand deposits that can be withdrawn at any time and short term investments which are easily convertible into cash that carries only a small risk of price fluctuations, and will reach the maturity dates within 3 months from the dates on which they are acquired. | 5. Valuation of assets and liabilities of consolidated subsidiaries:<br><br>Same as the left. | 5. Valuation of assets and liabilities of consolidated subsidiaries:<br><br>Same as the left. |

## Changes in Method of Notation

| The previous interim consolidated accounting period (from April 1, 2001 to September 30, 2001) | The current interim consolidated accounting period (from April 1, 2002 to September 30, 2002) |
|---|---|
| --- | (The Interim Profit and Loss Statement)<br>The "foreign exchange loss" had been stated in "other" of non-operating expenses until the previous interim consolidated accounting period, which has been stated separately since it exceeded 10 percent of total non-operating expenses. The foreign exchange loss for the previous interim consolidated accounting period amounted to ¥ 3,063. |

## Additional Information

| At the end of the previous interim consolidated accounting reriod (as of September 30, 2001) | At the end of the current interim consolidated accounting period (as of September 30, 2002) | The previous consolidated fiscal year (from April 1,2001 to March 31, 2002) |
|---|---|---|
| (Reserve for Bonuses)<br>The estimated amount of unpaid employee bonuses included and stated in the "other" of the current liabilities has been added to the reserve for bonuses as a result of the publication of "Concerning Line Entries in Financial Statements for Unpaid Employees Bonuses" (Japanese Institute of Certified Public Accountants, February 14, 2001) of the Research Center Deliberation Data (No. 15).<br><br>The estimated amount of unpaid bonuses included in "other" out of the current liabilities as of the end of the previous consolidated interim accounting period was ¥839,838,000, and the equivalent amount included in the current liabilities as of the end of the previous consolidated fiscal year was ¥801,909,000. | --- | (Reserve for Bonuses)<br>The estimated amount of unpaid employee bonuses included and stated in the "other" of the current liabilities has been added to the reserve for bonuses as a result of the publication of "Concerning Line Entries in Financial Statements for Unpaid Employees Bonuses" (Japanese Institute of Certified Public Accountants, February 14, 2001) of the Research Center Deliberation Data (No. 15).<br><br>The estimated amount of unpaid bonuses included in "other" out of the current liabilities as of the end of the previous consolidated accounting period was ¥801,909,000. |
| (Amount Added to Reserve for Bonuses)<br>The estimated amount of unpaid employee bonuses included and stated in "bonuses" of sales, general and administrative expenses, has been entered into the amount to be added to the reserve for bonuses as a result of the publication of "Concerning Line Entries in Financial Statements for Unpaid Employees Bonuses" (Japanese Institute of Certified Public Accountants, February 14, 2001) of the Research Center Deliberation Data (No. 15).<br><br>The estimated amount of unpaid bonuses to be added to the reserve for unpaid bonuses included in "bonuses" out of the sales, general and administrative expenses as of the end of the previous consolidated interim accounting period was ¥204,404,000, and the equivalent amount included in the current liabilities as of the end of the previous consolidated fiscal year was ¥183,676,000. | --- | (Amount Added to Reserve for Bonuses)<br>The estimated amount of unpaid employee bonuses included and stated in "bonuses" of sales, general and administrative expenses, has been entered into the amount to be added to the reserve for bonuses as a result of the publication of "Concerning Line Entries in Financial Statements for Unpaid Employees Bonuses" (Japanese Institute of Certified Public Accountants, February 14, 2001) of the Research Center Deliberation Data (No. 15).<br><br>The estimated amount of unpaid bonuses to be added to the reserve for unpaid bonuses included in "bonuses" out of the sales, general and administrative expenses as of the end of the previous consolidated accounting period was ¥183,676,000. |
| --- | (Accounting of Retirement of Treasury Shares and Statutory Reserves)<br>From the present interim period we have applied the "Accounting Standards in Connection With Retirement of Treasury Shares and Statutory Reserves" (Corporate Accounting Standards No. 1), but this does not have any impact on income for the present interim period.<br><br>As a result of the amendment of the Regulations on Interim Financial Statements, Etc., we have prepared the capital section of the Interim Balance Sheet and Consolidated Interim Earned Surplus Statement for this interim period pursuant to the Regulations on Interim Financial Statements, Etc., after amendment. | --- |

Arisawa Mfg. Co., Ltd.

## Notes

### (Notes to Consolidated Interim Balance Sheet)

| At the end of previous interim consolidated accounting period (as of September 30, 2001) | At the end of current interim consolidated accounting period (as of September 30, 2002) | The previous consolidated fiscal year (as of March 31, 2002) |
|---|---|---|
| *1 Accumulated depreciation of tangible fixed assets:<br>¥15,573,767,000 | *1 Accumulated depreciation of tangible fixed assets:<br>¥16,801,430,000 | *1 Accumulated depreciation of tangible fixed assets:<br>¥16,208,865,000 |
| *2 Assets provided as security and liabilities on security are as follows:<br>(Thousands of yen)<br>Security assets:<br>Buildings and structures ¥2,442,964 (¥2,337,103)<br>Machinery and equipment ¥1,174,329 (¥1,174,329)<br>Tools and fixtures ¥24,082 (¥24,082)<br>Land ¥416,269 (¥191,025)<br>Investment securities ¥397,110 ( - )<br>Total ¥4,454,755 (¥3,726,540) | *2. Assets provided as security and liabilities on security are as follows:<br>(Thousands of yen)<br>Security assets:<br>Buildings and structures ¥2,521,273 (¥2,428,757)<br>Machinery and equipment ¥ 1,333,738 (¥1,333,738)<br>Tools and fixtures ¥48,318 (¥48,318)<br>Land ¥416,269 (¥191,025)<br>Total ¥4,319,599 (¥4,001,839) | *2. Assets provided as security and liabilities on security are as follows:<br>(Thousands of yen)<br>Security assets:<br>Buildings and structures ¥2,639,183 (¥2,540,458)<br>Machinery and equipment ¥ 1,511,225 (¥1,511,225)<br>Tools and fixtures ¥56,276 (¥56,276)<br>Land ¥416,269 (¥191,025)<br>Total ¥4,622,954 (¥4,298,985) |
| Liabilities on security: (Thousands of yen)<br>Short tem loans ¥1,973,000 (¥1,530,000)<br>Current portion of long term loans payable within one year ¥21,800 (¥5,000)<br>Long term loans ¥28,800 (¥25,000)<br>Total: ¥2,023,600 (¥1,560,000) | Liabilities on security:<br>Short tem loans ¥877,000 (¥789,000)<br>Current portion of long term loans payable within one year ¥ 24,000 (¥24,000)<br>Long term loans ¥43,000 (¥43,000)<br>Total: ¥944,000 (¥856,000) | Liabilities on security:<br>Short tem loans ¥708,000 (¥620,000)<br>Current portion of long term loans payable within one year ¥ 6,000 (¥6,000)<br>Long term loans ¥22,000 (¥22,000)<br>Total: ¥736,000 (¥648,000) |
| - The figures in the brackets show mortgages of<br>- In addition to the above, the following assets are provided as replacement for deposits for operating transactions. (Thousands of yen)<br>Land ¥5,157<br>Investment securities ¥18,240 | - The figures in the brackets show mortgages of the Factory Foundation and its liabilities.<br>- In addition to the above, the following assets are provided as replacement for deposits for operating transactions. (Thousands of yen)<br>Land ¥5,157 | - The figures in the brackets show mortgages of the Factory Foundation and its liabilities.<br>- In addition to the above, the following assets are provided as replacement for deposits for operating transactions. (Thousands of yen)<br>Land ¥5,157 |
| *3 Discounted amounts on trade notes receivable ¥23,787,000 | *3 Discounted amounts on trade notes receivable ¥107,350,000 | *3 Discounted amounts on trade notes receivable ¥86,327,000 |
| *4 Notes Expiring as of the Last Day of the Consolidated Interim Accounting Period<br><br>Notes expiring as of the last day of the consolidated interim accounting period are booked on the date of exchange of the note for accounting purposes. Since the last day of the consolidated interim accounting period is a holiday for financial institutions, the balance of notes that expire as of the last day of the consolidated interim accounting period also includes notes that expire as of the last day of the following interim accounting period.<br><br>(Thousands of yen)<br>Notes receivable: ¥106,053<br>Notes payable: ¥287,201 | *4 --- | *4 Notes Expiring as of the Last Day of the Consolidated Fiscal Year<br><br>Notes expiring as of the last day of the consolidated fiscal year are booked on the date of exchange of the note for accounting purposes. Since the last day of the consolidated fiscal year is a holiday for financial institutions, the balance of notes that expire as of the last day of the consolidated fiscal year also includes notes that expire as of the last day of the following fiscal year.<br><br>(Thousands of yen)<br>Notes receivable: ¥199,486<br>Notes payable: ¥302,001 |

| | | |
|---|---|---|
| *5 Liabilities on guarantee<br>Liabilities on guarantee for borrowings of affiliated companies from financial institutions:<br>(Thousands of yen)<br>Polatechno Co., Ltd. ¥204,000<br>Arisawa Optic Co., Ltd. ¥80,000<br>Total ¥284,000<br><br>Note: Liabilities on guarantee to Polatechno Co., Ltd. includes ¥154,000,000 guaranteed by Nippon Kayaku Co., Ltd. and the Company. | 5. Liabilities on guarantee<br>Liabilities on guarantee for borrowings of affiliated companies from financial institutions:<br>(Thousands of yen)<br>Polatechno Co., Ltd. ¥106,000<br><br>Note:Liabilities on guarantee to Polatechno Co., Ltd. are guaranteed by Nippon Kayaku Co., Ltd. and the Company. | 5. Liabilities on guarantee<br>Liabilities on guarantee for borrowings of affiliated companies from financial institutions:<br>(Thousands of yen)<br>Polatechno Co., Ltd. ¥130,000<br>Arisawa Optic Co., Ltd. ¥71,000<br>Total ¥201,000<br><br>Note:Liabilities on guarantee to Polatechno Co., Ltd. are guaranteed by Nippon Kayaku Co., Ltd. and the Company. |
| 6 We have executed an overdraft agreement with five correspondent banks, and a loan commitment agreement with two banks, for the purpose of efficient procurement of operating capital. The following are the outstanding lines of credit based on these agreements as of the end of the consolidated interim accounting period:<br><br>(Thousands of yen)<br>Total amount of current account overdrafts and loan commitments ¥5,600,000<br>Draw-downs ¥1,280,000<br>Net ¥4,320,000 | 6. We have executed an overdraft agreement with five correspondent banks, and a loan commitment agreement with two banks, for the purpose of efficient procurement of operating capital. The following are the outstanding lines of credit based on these agreements as of the end of the consolidated interim accounting period:<br><br>(Thousands of yen)<br>Total amount of current account overdrafts and loan commitments ¥6,000,000<br>Draw-downs ¥360,000<br>Net ¥5,640,000 | 6. We have executed an overdraft agreement with five correspondent banks, and a loan commitment agreement with two banks, for the purpose of efficient procurement of operating capital. The following are the outstanding lines of credit based on these agreements as of the end of the consolidated interim accounting period:<br><br>(Thousands of yen)<br>Total amount of current account overdrafts and loan commitments ¥5,600,000<br>Draw-downs ¥260,000<br>Net ¥5,340,000 |

## (Notes to Consolidated Interim Profit and Loss Statement)

| The previous interim consolidated accounting period (as of September 30, 2001) | The current interim consolidated accounting period (from April 1, 2002 to September 30, 2002) | The previous consolidated fiscal year (from April 1, 2001 to March 31, 2002) |
|---|---|---|
| *1 --- | *1 --- | *1 *1. Profit from sale of fixed assets is ¥38,192,000 from sale of land. |
| *2 --- | *2. Sales loss of fixed assets are as follows:<br>(Thousands of yen)<br>Machineries and delivery equipment ¥14,189<br>Expense for dispose of facilities ¥2,851<br>Buildings and structures ¥1,657<br>Others ¥2,531<br>Total ¥21,229 | *2. Sales loss of fixed assets are as follows:<br>(Thousands of yen)<br>Machineries and delivery equipment ¥36,149<br>Expense for dispose of facilities ¥1,086<br>Buildings and structures ¥8,483<br>Others ¥1,188<br>Total ¥46,907 |
| *3 Tax effect accounting is applied to tax expenses by simplified method for the current consolidated interim accounting period. The adjusted amount of taxes are included in 'corporation taxes, residential taxes and enterprise taxes'. | *3 --- | *3 --- |

(Notes to Consolidated Interim Cash Flow Statement)

| The previous interim consolidated accounting period (as of September 30, 2001)) | The current interim consolidated accounting period (from April 1, 2002 to September 30, 2002) | The previous consolidated fiscal year (from April 1, 2001 to March 31, 2002) |
|---|---|---|
| Relationship between the final figures of cash and cash equivalents at end of the year and the amounts of items shown in the consolidated interim balance sheets.<br>(Thousands of yen)<br>Cash and deposits ¥1,400,872<br>Fixed term deposits for a term longer than three months △¥85,010<br>Securities (Money Management Fund) ¥160,402<br>Cash and cash equivalents ¥1,476,263 | Relationship between the final figures of cash and cash equivalents at end of the year and the amounts of items shown in the consolidated interim balance sheets.<br>(Thousands of yen)<br>Cash and deposits ¥7,867,462<br>Fixed term deposits for a term longer than three months △¥85,010<br>Securities (Money Management Fund) ¥160,561<br>Cash and cash equivalents ¥7,943,013 | Relationship between the final figures of cash and cash equivalents at end of the year and the amounts of items shown in the consolidated balance sheets.<br>(Thousands of yen)<br>Cash and deposits ¥6,731,657<br>Fixed term deposits for a term longer than three months △¥1,640,958<br>Securities (Money Management Fund) ¥160,498<br>Cash and cash equivalents ¥5,251,197 |

## (Notes to Leasing Transaction)

### The previous interim consolidated accounting period (as of September 30, 2001)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the interim period

(Thousands of yen)

| | Amount equiva-lent to acquisi-tion prices | Amount equiva-lent to depreci-ation costs | Balance at period end |
|---|---|---|---|
| Machinery equip't & delivery equipment | 21,906 | 14,725 | 7,180 |
| Tools and fixtures | 219,388 | 134,966 | 84,422 |
| others | 119,199 | 46,814 | 72,384 |
| Total | 360,493 | 196,506 | 163,987 |

(Notes) The amount equivalent to acquisition prices are calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of tangible asset balance the end of interim period.

2. Prepaid lease balance at the end of interim period

(Thousands of yen)

Less than 1 year ¥63,782
More than 1 year ¥100,205
Total: ¥163,987

(Note) The prepaid lease balance at the end of the interim period is calculated on an interest paid included basis because this balance makes up such a small portion of tangible asset balance at the end of interim period.

3. Prepaid lease payments and equivalent depreciation costs: (Thousands of yen)
Prepaid lease payments: ¥34,470
Equivalent depreciation cost: ¥34,470

4. Method for calculating equivalent depreciation cost: The straight line method is adopted, where the period of lease is set as the useful life and the salvage value is set at zero.

### The current interim consolidated accounting period (from April 1, 2002 to September 30, 2002)

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the interim period

(Thousands of yen)

| | Amount equiva-lent to acquisi-tion prices | Amount equiva-lent to depreci-ation costs | Balance at period end |
|---|---|---|---|
| Machinery equip't & delivery equipment | 9,918 | 4,831 | 5,086 |
| Tools and fixtures | 199,536 | 131,833 | 67,702 |
| others | 123,351 | 70,711 | 52,639 |
| Total | 332,805 | 207,377 | 125,427 |

(Note) Same as the left.

2. Prepaid lease balance at the end of term (Thousands of yen)
Less than 1 year ¥58,907
More than 1 year ¥66,520
Total: ¥125,427

(Note) Same as the left.

3. Prepaid lease payments and equivalent depreciation costs: (Thousands of yen)
Prepaid lease payments: ¥33,683
Equivalent depreciation cost: ¥33,683

4. Method for calculating equivalent depreciation cost:

Same as the left.

### The previous consolidated fiscal year (from April 1, 2001 to March 31, 2002)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the term

(Thousands of yen)

| | Amount equiva-lent to acquisi-tion prices | Amount equiva-lent to depreci-ation costs | Balance at period end |
|---|---|---|---|
| Machinery equip't & delivery equipment | 9,918 | 3,840 | 6,077 |
| Tools and fixtures | 187,800 | 123,587 | 64,213 |
| others | 119,199 | 58,555 | 60,643 |
| Total | 316,917 | 185,983 | 13,934 |

(Note) The amount equivalent to the prepaid lease balance is calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of the end of term tangible asset balance.

2. Prepaid lease balance at the end of term (Thousands of yen)
Less than 1 year ¥58,338
More than 1 year ¥72,596
Total: ¥130,934

(Note) The prepaid lease balance at the end of the term is calculated on an interest paid included basis because this balance makes up such a small portion of the end of term tangible asset balance.

3. Prepaid lease payments and equivalent depreciation costs: (Thousands of yen)
Prepaid lease payments: ¥67,330
Equivalent depreciation cost: ¥67,330

4. Method for calculating equivalent depreciation cost: The straight line method is adopted, where the period of lease is set as the useful life and the salvage value is set at zero.

(Notes to Securities Relation)

Previous consolidated interim accounting period (as of September 30, 2001)

1. Other Securities bearing the Market Value

(Thousands of yen)

| Type of Securities | Acquisition Cost | Value shown on the Consolidated Interim Balance Sheet | Balance |
|---|---|---|---|
| Equity Shares | 1,139,746 | 1,541,147 | 401,400 |
| Others | 162,155 | 139,070 | Δ23,084 |
| Total | 1,301,901 | 1,680,218 | 378,316 |

2. Major Securities Non-bearing the Market Value

(Thousands of yen)

| Type of Securities | Value shown on the Consolidated Interim Balance Sheet |
|---|---|
| Other Securities | |
| Money Management Fund | 160,402 |
| Unlisted Securities (excluding OTC shares) | 490,765 |

Current consolidated interim accounting period (as of September 30, 2002)

1. Other Securities bearing the Market Value

(Thousands of yen)

| Type of Securities | Acquisition Cost | Value shown on the Consolidated Interim Balance Sheet | Balance |
|---|---|---|---|
| Equity Shares | 1,049,802 | 1,619,947 | 570,144 |
| Others | 162,155 | 131,984 | Δ30,170 |
| Total | 1,211,958 | 1,751,931 | 539,973 |

2. Major Securities Non-bearing the Market Value

(Thousands of yen)

| Type of Securities | Value shown on the Consolidated Interim Balance Sheet |
|---|---|
| Other Securities | |
| Money Management Fund | 160,561 |
| Unlisted Securities (excluding OTC shares) | 576,307 |

Previous consolidated fiscal year (as of March 31, 2002)

1. Other Securities bearing the Market Value

(Thousands of yen)

| Type of Securities | Acquisition Cost | Value shown on the Consolidated Balance Sheet | Balance |
|---|---|---|---|
| Equity Shares | 1,020,455 | 2,205,410 | 1,184,955 |
| Others | 162,155 | 145,599 | Δ16,555 |
| Total | 1,182,610 | 2,351,009 | 1,168,399 |

2. Major Securities Non-bearing the Market Value

(Thousands of yen)

| Type of Securities | Value shown on the Consolidated Balance Sheet |
|---|---|
| Other Securities | |
| Money Management Fund | 160,498 |
| Unlisted Securities (excluding OTC shares) | 543,217 |

(Derivative Transaction)

Previous interim consolidated accounting period (as of September 30, 2001)
No applicable matters except derivative transaction that are covered under hedge accounting.

Current interim consolidated accounting period (as of September 30, 2002)
No applicable matters except derivative transactions that are covered under hedge accounting.

At the end of previous consolidated fiscal year (As of March 31, 2002)

| Underlying asset | Type of transaction | Amount covered by the contract (thousands of yen) | Market value (thousanda of yen) | Unrealized loss/gain (thousands of yen) |
|---|---|---|---|---|
| Currency | Foreign Exchange Contract | 66,534 | 66,295 | Δ 239 |

(Note) 1. Valuation of the current price: the current price at the end of term is valued at futures market.
2. Derivative transactions covered under hedge accounting are excluded.

(Segment Information)

Segment Information by Business Category

Previous interim consolidated accounting period (From April 1, 2001 through September 30, 2001)

(Thousands of yen)

| | Manufacturing and Sales of Industrial Use Materials , etc. | Other businesses | Total | Elimination or all companies | Consolidation |
|---|---|---|---|---|---|
| Sales | | | | | |
| (1) Sales to outside customers | 14,159,739 | 498,070 | 14,657,809 | — | 14,657,809 |
| (2) Inter-segmental internal sales or transfers | 49,924 | — | 49,924 | (49,924) | — |
| Total | 14,209,663 | 498,070 | 14,707,734 | (49,924) | 14,657,809 |
| Operating expenses | 12,519,876 | 485,791 | 13,005,667 | (40,456) | 12,965,211 |
| Operating Income | 1,689,786 | 12,279 | 1,702,066 | (9,467) | 1,692,598 |

*Notes: 1. Segmentation of businesses*
*Businesses engaged by the Company are segmented, taking into account product lines and similarity of related markets.*
*2. Main products categorized into each business category*

| Business category | Main products, etc. |
|---|---|
| Manufacturing and Sales of Industrial Use Materials , etc. | Manufacture and sale of electronic materials, optical materials, electric insulating materials and industrial-use structural materials, and the purchase and sale of related products. |
| Other businesses | Management of golf training courses, and purchase and sale of sports and recreation equipment |

Current interim consolidated accounting period (From April 1, 2002 through September 30, 2002)

(Thousands of yen)

| | Manufacturing and Sales of Industrial Use Materials , etc. | Other businesses | Total | Elimination or all companies | Consolidation |
|---|---|---|---|---|---|
| Sales | | | | | |
| (1) Sales to outside customers | 16,455,115 | 451,759 | 16,906,875 | — | 16,906,875 |
| (2) Inter-segmental internal sales or transfers | 29,209 | — | 29,209 | (29,209) | — |
| Total | 16,484,325 | 451,759 | 16,936,084 | (29,209) | 16,906,875 |
| Operating expenses | 14,687,580 | 459,097 | 15,146,677 | (28,510) | 15,118,167 |
| Operating Income | 1,796,744 | (7,337) | 1,789,407 | (699) | 1,788,708 |

*Notes:* *1. Segmentation of businesses*

*Businesses engaged by the Company are segmented, taking into account product lines and similarity of related markets.*

*2. Main products categorized into each business category*

| Business category | Main products, etc. |
|---|---|
| Manufacturing and Sales of Industrial Use Materials , etc. | Manufacture and sale of electronic materials, display materials, electric insulating materials and industrial-use structural materials, and the purchase and sale of related products. |
| Other businesses | Management of golf training courses, and purchase and sale of sports and recreation equipment |

Note: As for business categorized under 'optical materials' section of Manufacturing and Sales of Industrial Use Materials segment that had been used until the end of the previous fiscal year, the name of the category is changed to 'display materials' to represent nature of those products more precisely.

Previous consolidated fiscal year (From April 1, 2001 through March 31, 2002)

(Thousands of yen)

| | Manufacturing and Sales of Industrial Use Materials , etc. | Other businesses | Total | Elimination or all companies | Consolidation |
|---|---|---|---|---|---|
| Sales | | | | | |
| (1) Sales to outside customers | 27,779,209 | 931,817 | 28,711,026 | — | 28,711,026 |
| (2) Inter-segmental internal sales or transfers | 58,178 | — | 58,178 | (58,178) | — |
| Total | 27,837,388 | 931,817 | 28,769,205 | (58,178) | 28,711,026 |
| Operating expenses | 24,639,249 | 959,959 | 25,599,208 | (58,220) | 25,540,987 |
| Operating Income | 3,198,139 | (28,141) | 3,169,997 | 41 | 3,170,039 |

*Notes:* *1. Segmentation of businesses*

*Businesses engaged by the Company are segmented, taking into account product lines and similarity of related markets.*

*2. Main products categorized into each business category*

| Business category | Main products, etc. |
|---|---|
| Manufacturing and Sales of Industrial Use Materials, etc . | Manufacture and sale of electronic materials, optical materials, electric insulating materials and industrial-use structural materials, and the purchase and sale of related products. |
| Other businesses | Management of golf training courses, and purchase and sale of sports and recreation equipment |

(Segment Information by Region)

Because Arisawa Goup has no consolidated subsidiaries and branches in overseas countries, there are no applicable matters in the previous and the current interim consolidated accounting periods as well as the previous consolidated fiscal year.

(Overseas Sales)

Previous interim consolidated accounting period (From April 1, 2001 through September 30, 2001)

| | Asia | North America | Other Region | Total |
|---|---|---|---|---|
| I Overseas sales (Thousands of yen) | 2,302,779 | 2,176,311 | 462,363 | 4,941,455 |
| II Consolidated sales (Thousands of yen) | | | | 14,657,809 |
| III Proportion of overseas sales as in proportion to consolidated sales (%) | 15.7 | 14.8 | 3.2 | 33.7 |

Current interim consolidated accounting period (From April 1, 2002 through September 30, 2002)

| | Asia | North America | Other Region | Total |
|---|---|---|---|---|
| I Overseas sales (Thousands of yen) | 2,809,646 | 2,470,998 | 370,823 | 5,651,468 |
| II Consolidated sales (Thousands of yen) | | | | 16,906,875 |
| III Proportion of overseas sales as in proportion to consolidated sales (%) | 16.6 | 14.6 | 2.2 | 33.4 |

Previous consolidated fiscal year (From April 1, 2001 through March 31, 2002)

| | Asia | North America | Other Region | Total |
|---|---|---|---|---|
| I Overseas sales (Thousands of yen) | 4,688,707 | 3,974,199 | 786,868 | 9,449,775 |
| II Consolidated sales (Thousands of yen) | | | | 28,711,026 |
| III Proportion of overseas sales as in proportion to consolidated sales (%) | 16.3 | 13.9 | 2.7 | 32.9 |

*Note:*
1. *The regions are segmented by proximity.*
2. *The respective regions are composed of the following countries.*
   *Asia: Korea, China, Taiwan and Malaysia, etc.*
   *North America: USA and Canada*
3. *Overseas sales are the sales by the Company to respective regions (including indirect exports).*

(Per share information)

| | The previous interim consolidated accounting period (as of September 30, 2001) | The current interim consolidated accounting period (from April 1, 2002 to September 30, 2002) | The previous consolidated fiscal year (from April 1, 2001 to March 31, 2002) |
|---|---|---|---|
| Net asset per share<br>Basic earnings per share<br>Fully diluted earnings per share | ¥956.51<br>¥57.98<br>¥57.93 | ¥1,032.90<br>¥49.41<br>¥48.97<br><br>(Additional Information)<br><br>From the present interim consolidated accounting period we have applied the "Accounting Standards in Connection with Earnings per Share" (Corporate Accounting Standards No. 2) and the "Guideline for Application of Accounting Standards in Connection with Earnings per Share" (Corporate Accounting Standards Application Guideline No. 4).<br><br>Per share information based on the same standards with the previous fiscal year as follows:<br>Net asset per share ¥1,032.94<br>Basic earnings per share ¥50.64<br>Fully diluted earnings per share ¥50.47 | ¥1,126.44<br>¥106.8<br>¥106.3 |

Note 1. The Company carried out stock split during the current interim consolidated accounting period. Per share information based on the assumption that the stock split was carried out on the first day of the previous consolidated fiscal year is as follows:

| | The previous interim consolidated accounting period (as of September 30, 2001) | The previous consolidated fiscal year (from April 1, 2001 to March 31, 2002) |
|---|---|---|
| Net asset per share | ¥860.52 | ¥1,024.04 |
| Basic earnings per share | ¥51.77 | ¥95.63 |
| Fully diluted earnings per share | ¥51.73 | ¥95.58 |

Note 2. Basic earnings per share and fully diluted earnings per share are calculated on the basis of the following:

| | The previous interim consolidated accounting period (as of September 30, 2001) | The current interim consolidated accounting period (from April 1, 2002 to September 30, 2002) | The previous consolidated fiscal year (from April 1, 2001 to March 31, 2002) |
|---|---|---|---|
| Basic earnings per share | | | |
| Net Profit (thousands of yen) | – | 1,321,748 | – |
| Amounts that are not attributable to common share holders (thousands of yen) | – | – | – |
| Net profit for common shares (thousands of yen) | – | 1,321,748 | – |

| | | | |
|---|---|---|---|
| Average number of shares during the term | – | 26,750,070 | – |
| Fully diluted earnings per share | | | |
| Adjusted amount of net profit (thausands of yen) | – | – | – |
| Increase in number of common shares | – | 240,871 | – |
| (Of those, number of new shares subscription rights) | – | (240,871) | – |
| The outline of potential dilution includes no dilution in the calculation of earnings per share after dilution due to the absence of dilutive effects: | – | New share subscription right based on the item 1 of the previous article 280-19 of the Commercial Code. For details, see IV. State of the Company, 1. State of the Equity Shares, etc., (2) State of the New Share Subscription Rights, etc. | – |

(Important matters after closing the accounts)

| The previous interim consolidated accounting period (as of September 30, 2001) | The current interim consolidated accounting period (from April 1, 2002 to September 30, 2002) | The previous consolidated fiscal year (from April 1, 2001 to March 31, 2002) |
|---|---|---|
| The Company issued new shares as of December 18, 2001 in accordance with the resolution made at the Board of Directors Meeting held on November 28, 2001 as follows:<br><br>1. Number of shares increased due to new share issuance: 2,500,000 common stocks<br>2. Method of Public Offering: In domestic and foreign markets except U.S.<br>3. Issue Price: ¥1,932<br>4. Total amount of issuance: ¥4,830,000,000<br>5. Amount transferred to Capital ¥966<br>6. Initial Date in reckoning: October 1, 2001<br>7. Purpose of capital increase: It will be used for mid-long term investments in facilities. | --- | --- |

## (2) Others

No applicable matters

## 2. Interim Financial Statements, etc.

### (1) Interim Financial Statements

1) Interim Balance Sheet

(Thousands of yen)

| | | At the end of the previous interim accounting period (as of September 30, 2001) | | | At the end of the current interim accounting period (as of September 30, 2002) | | | Summary of the previous fiscal year (as of March 31, 2002) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Item | Note | Amount | | Ratio % | Amount | | Ratio % | Amount | | Ratio % |
| (Asset) | | | | | | | | | | |
| I. Current Assets | | | | | | | | | | |
| 1. Cash and deposits | | 886,681 | | | 7,014,264 | | | 5,975,503 | | |
| 2. Trade notes receivable | *6 | 1,863,899 | | | 1,642,208 | | | 1,620,862 | | |
| 3. Accounts receivable | | 6,585,686 | | | 6,390,150 | | | 5,724,019 | | |
| 4. Inventories | | 1,920,548 | | | 2,733,565 | | | 2,044,200 | | |
| 5. Deferred tax assets | | 274,782 | | | 167,693 | | | 167,693 | | |
| 6. Others | *7 | 326,642 | | | 648,764 | | | 532,438 | | |
| Allowance for doubtful accounts | | Δ 8,831 | | | Δ7,897 | | | Δ7,056 | | |
| Total Current Assets | | | 11,849,409 | 42.6 | | 18,588,749 | 52.5 | | 16,057,661 | 49.1 |
| II. Fixed Assets | | | | | | | | | | |
| (1) Tangible fixed assets | | | | | | | | | | |
| 1. Buildings | *1*2 | 4,336,428 | | | 4,456,579 | | | 4,403,400 | | |
| 2. Machinery and equipment | *1*2 | 3,815,969 | | | 3,883,146 | | | 3,434,864 | | |
| 3. Land | *2 | 1,583,645 | | | 1,580,747 | | | 1,580,747 | | |
| 4. Construction in progress | | 437,302 | | | 1,154,602 | | | 814,787 | | |
| 5. Others | *1*2 | 491,014 | | | 436,779 | | | 455,225 | | |
| Total Tangible Fixed Assets | | 10,664,361 | | | 11,511,855 | | | 10,689,026 | | |
| (2) Intangible Fixed Assets | | 12,767 | | | 39,407 | | | 14,120 | | |
| (3) Investments and Other Assets | | | | | | | | | | |
| 1. Investment securities | *2 | 2,168,763 | | | 2,326,139 | | | 2,891,779 | | |
| 2. Securities of affiliates | | 1,791,195 | | | 1,868,759 | | | 1,868,759 | | |
| 3. Others | | 1,395,372 | | | 1,097,933 | | | 1,229,997 | | |
| Allowance for doubtful accounts | | Δ 75,741 | | | Δ30,594 | | | Δ33,095 | | |
| Total Investment and other Assets | | 5,279,589 | | | 5,262,238 | | | 5,957,440 | | |
| Total Fixed Assets | | | 15,956,719 | 57.4 | | 16,813,501 | 47.5 | | 16,660,587 | 50.9 |
| Total Assets | | | 27,806,128 | 100.0 | | 35,402,251 | 100.0 | | 32,718,248 | 100.0 |

Arisawa Mfg. Co., Ltd.

(Thousands of yen)

| Item | Note | At the end of the previous interim accounting period (as of September 30, 2001) Amount | | Ratio % | At the end of the current interim accounting period (as of September 30, 2002) Amount | | Ratio % | Summary of the previous fiscal year (as of March 31, 2002) Amount | | Ratio % |
|---|---|---|---|---|---|---|---|---|---|---|
| (Liabilities) | | | | | | | | | | |
| I. Current Liabilities | | | | | | | | | | |
| 1. Trade notes payable | *6 | 3,218,386 | | | 4,181,870 | | | 3,019,748 | | |
| 2. Accounts payable | | 2,330,327 | | | 2,873,932 | | | 2,461,688 | | |
| 3. Short-term loans payable | *2 | 1,621,800 | | | 263,800 | | | 372,200 | | |
| 4. Income taxes, etc. payable | | 711,501 | | | 741,553 | | | 519,920 | | |
| 5. Trade notes payable re facilities | | 959,271 | | | 1,228,157 | | | 567,533 | | |
| 6. Reserve for bonuses | | 496,608 | | | 759,589 | | | 496,224 | | |
| 7. Others | | 883,648 | | | 1,103,696 | | | 984,389 | | |
| Total Current Liabilities | | | 10,221,544 | 36.8 | | 11,152,599 | 31.5 | | 8,421,705 | 25.7 |
| II. Fixed Liabilities | | | | | | | | | | |
| 1. Long-term loans payable | *2 | 3,800 | | | --- | | | --- | | |
| 2. Deferred tax liabilities | | 52,356 | | | 115,678 | | | 396,631 | | |
| 3. Reserve for officers'retirement allowance | | 136,096 | | | 156,477 | | | 147,049 | | |
| 4. Reserve for retirement bonus | | 52,348 | | | 162,617 | | | 98,491 | | |
| 5. Others | | 9,105 | | | 12,653 | | | 9,105 | | |
| Total Fixed Liabilities | | | 253,706 | 0.9 | | 447,427 | 1.3 | | 651,277 | 2.0 |
| Total Liabilities | | | 10,475,250 | 37.7 | | 11,600,026 | 32.8 | | 9,072,982 | 27.7 |
| (Shareholders' Equity) | | | | | | | | | | |
| I. Capital Stock | | | 3,894,116 | 14.0 | | --- | --- | | 6,320,255 | 19.3 |
| II. Capital Reserve | | | 3,006,479 | 10.8 | | --- | --- | | 5,432,618 | 16.6 |
| III. Earned Surplus Reserve | | | 748,262 | 2.7 | | --- | --- | | 748,262 | 2.3 |
| IV. Other Surplus | | | | | | | | | | |
| (1) Voluntary reserve | | 7,916,847 | | | --- | | | 7,916,847 | | |
| (2) Unappropriated retained earnings at the end of term | | 1,528,638 | | | --- | | | 2,501,242 | | |
| Total other surplus | | | 9,445,485 | 34.0 | | --- | --- | | 10,418,090 | 31.9 |
| V. Other Securities Evaluation Balance | | | 236,532 | 0.8 | | --- | --- | | 727,364 | 2.2 |
| VI. Tresury Stock | | | --- | --- | | --- | --- | | Δ1,325 | Δ0.0 |
| Total Shareholders' Equity | | | 17,330,877 | 62.3 | | --- | --- | | 23,645,266 | 72.3 |

Arisawa Mfg. Co., Ltd.

(Thousands of yen)

| Item | Note | At the end of the previous interim accounting period (As of September 30, 2001) Amount | | Ratio (%) | At the end of the current interim accounting period (As of September 30, 2002) Amount | | Ratio (%) | Summary of the previous fiscal year (As of March 31, 2002) Amount | | Ratio (%) |
|---|---|---|---|---|---|---|---|---|---|---|
| I. Amount of capital | | | --- | --- | | 6,337,106 | 17.9 | | --- | --- |
| II. Capital surplus | | | | | | | | | | |
| 1. Capital reserve | | --- | | | 5,449,469 | | | --- | | |
| Total of capital surplus | | | --- | --- | | 5,449,469 | 15.4 | | --- | --- |
| III. Earned surplus | | | | | | | | | | |
| 1. Earned surplus reserve | | --- | | | 748,262 | | | --- | | |
| 2. Voluntary reserve | | --- | | | 9,314,441 | | | --- | | |
| 3. Retained earnings | | --- | | | 1,634,556 | | | --- | | |
| Total earned surplus | | | --- | --- | | 11,697,260 | 33.0 | | --- | --- |
| IV. Other unrealized gain/loss on securities | | | --- | --- | | 335,214 | 0.9 | | --- | --- |
| V. Treasury Stocks | | | --- | --- | | Δ16,825 | Δ0.0 | | --- | --- |
| Total Shareholders' Equity | | | --- | --- | | 23,802,224 | 67.2 | | --- | --- |
| Total of liabilities and shareholders' equities | | | 27,806,128 | 100.0 | | 35,402,251 | 100.0 | | 32,718,248 | 100.0 |

Arisawa Mfg. Co., Ltd.

## 2) Interim Profit and Loss Statement

| | | The previous interim accounting period (from April 1, 2001 to September 30, 2001) | | | The current interim accounting period (from April 1, 2002 through September 30, 2002) | | | Summary of the previous fiscal year (from April 1, 2001 through March 31, 2002) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Item | Note | Amount | | Ratio % | Amount | | Ratio % | Amount | | Ratio % |
| I. Sales | | | 13,266,658 | 100.0 | | 15,661,977 | 100.0 | | 26,063,674 | 100.0 |
| II. Cost of Goods Sold | | | 10,573,502 | 79.7 | | 12,562,263 | 80.2 | | 20,805,057 | 79.9 |
| Gross Profit on Sales | | | 2,693,156 | 20.3 | | 3,099,713 | 19.8 | | 5,258,616 | 20.1 |
| III. Selling, Gen. & Adm. Expenses | | | 1,078,869 | 8.1 | | 1,316,872 | 8.4 | | 2,164,844 | 8.3 |
| Operating Income | | | 1,614,286 | 12.2 | | 1,782,841 | 11.4 | | 3,093,772 | 11.8 |
| IV. Non-operating Revenue | *1 | | 429,576 | 3.2 | | 417,119 | 2.7 | | 832,981 | 3.2 |
| V. Non-operating Expenses | | | 241,061 | 1.8 | | 315,479 | 2.0 | | 500,943 | 1.9 |
| Ordinary Income | *2 | | 1,802,801 | 13.6 | | 1,884,481 | 12.1 | | 3,425,810 | 13.1 |
| VI. Extraordinary Profit | *3 | | --- | --- | | 1,514 | 0.0 | | 122,366 | 0.5 |
| VII. Extraordinary Loss | *4 | | 41,705 | 0.3 | | 52,656 | 0.3 | | 130,177 | 0.5 |
| - Income before taxes | | | 1,761,095 | 13.3 | | 1,833,339 | 11.8 | | 3,417,998 | 13.1 |
| - Income taxes, inhabitant taxes and business taxes payable | *5 | 724,412 | | | 760,890 | | | 1,309,000 | | |
| - Adjustment of Income tax, etc. | *6 | --- | 724,412 | 5.5 | --- | 760,890 | 4.9 | 99,711 | 1,408,711 | 5.4 |
| - Net income | | | 1,036,683 | 7.8 | | 1,072,448 | 6.9 | | 2,009,287 | 7.7 |
| - Profit brought forward from the previous term | | | 491,954 | | | 562,107 | | | 491,954 | |
| - Unappropriated regained earnings at the end of term | | | 1,528,638 | | | 1,634,556 | | | 2,501,242 | |

## Important basic matters for preparing Interim Financial Statements

| The previous interim accounting period (from April 1, 2001 to September 30, 2001) | The current interim accounting period (from April 1, 2002 through September 30, 2002) | The previous fiscal year (from April 1, 2001 through March 31, 2002) |
|---|---|---|
| 1. Valuation standard and method of valuing assets:<br>(1) Serutities<br>(a) Securities of the subsidiaries and affiliated companies: Valued at cost using the gross average method | 1. Valuation standard and method of valuing assets:<br>(1) Serutities<br>(a) Securities of the subsidiaries and affiliated companies: Same as the left. | 1. Valuation standard and method of valuing assets:<br>(1) Serutities<br>(a) Securities of the subsidiaries and affiliated companies: Same as the left. |
| (b) Other Securities:<br>- Securities where a market value is available: Valued at the current price based on the market value on the interim closing day, etc. (All the revaluation balance is transferred directly to the capital stock and the sales cost is calculated in the gross average methods.) | (b) Other Securities:<br>- Securities where a market value is available: Same as the left. | (b) Other Securities:<br>- Securities where a market value is available:<br>Valued at the current price based on the market value on the closing day, etc. (All the revaluation balance is transferred directly to the capital stock and the sales cost is calculated in the gross average methods.) |
| - Securities where a market value is unavailable: Valued in the gross average method at cost. | - Securities where a market value is unavailable: Same as the left. | - Securities where a market value is unavailable: Same as the left. |
| (2) Delivatives: Valued at the current price. | (2) Delivatives: Same as the left. | (2) Delivatives: Same as the left. |
| (3) Inventories:<br>- Finished goods/Merchandise/Semi-finished goods/Work in progress:<br>Cost method using first-in, first-out method.<br>- Raw materials/Stores:<br>Cost method using gross average method. | (3) Inventories:<br>- Finished goods/Merchandise/Semi-finished goods/Work in progress:<br>Same as the left.<br>- Raw materials/Stores:<br>Same as the left. | (3) Inventories:<br>- Finished goods/Merchandise/Semi-finished goods/Work in progress:<br>Same as the left.<br>- Raw materials/Stores:<br>Same as the left. |
| 2. Depreciation method for fixed assets<br>(1) Tangible fixed assets:<br>Declining balance method<br>The straight line depreciation method is used for buildings acquired after 1st April, 1998 (excluding facilities connected to buildings).<br>The durable length of time is as follows:<br>- Buildings & structures: 15 - 31 yea<br>- Machineries & delivery equipment: 8 - 9 yea | 2. Depreciation method for fixed assets<br>(1) Tangible fixed assets: Same as the left. | 2. Depreciation method for fixed assets<br>(1) Tangible fixed assets: Same as the left. |
| (2) Intangible fixed assets: However, the straight line method is used for the useful life where software of its own use can be used in-house (5 years). | (2) Intangible fixed assets: Same as the left. | (2) Intangible fixed assets: Same as the left. |
| 3. Posting standard for allowances:<br>(1) Allowance for doubtful accounts:<br>In order to reserve for losses from defaults on claims, a write down as non-collectible has been charged at the actual rate of default for normal claims, and has been charged on the basis of the possibility of collection in each instance for specified claims such as those which present concerns about default. | 3. Posting standard for allowances:<br>(1) Allowance for doubtful accounts: Same as the left. | 3. Posting standard for allowances:<br>(1) Allowance for doubtful accounts: Same as the left. |

| | | |
|---|---|---|
| (2) Reserve for bonuses<br>In order to prepare for expenses of bonuses to employees, expenses of the current interim accounting period is booked as reserve based on estimation. | (2) Reserve for bonuses | (2) Reserve for bonuses<br>In order to prepare for expenses of bonuses to employees, the estimated amount is booked as reserve. |
| (3) Reserve for retirement allowance:<br>The projected amount of retirement benefit liabilities and pension assets as of the end of the current interim accounting period has been booked in order to provide for retirement benefits to employees. The difference occurring at the time of amending accounting standards (¥197,694,000) will be amortized in proportional amounts in three years, as an extraordinary expense.<br>The difference based on actuarial accounting will be expensed from the following fiscal year, using the straight-line method over a certain number of years (5 years), within the average period of remaining service. | (3) Reserve for retirement allowance:<br>The projected amount of retirement benefit liabilities and pension assets as of the end of the current interim accounting period has been booked in order to provide for retirement benefits to employees. The difference occurring at the time of amending accounting standards (¥197,694,000) will be amortized in proportional amounts in three years, as an extraordinary expense.<br>The difference based on actuarial accounting will be expensed from the following fiscal year, using the straight-line method over a certain number of years (5 years), within the average period of remaining service. | (3) Reserve for retirement allowance:<br>The projected amount of retirement benefit liabilities and pension assets as of the end of the fiscal year has been booked in order to provide for retirement benefits to employees.<br>The difference occurring at the time of amending accounting standards (¥197,694,000) will be amortized in proportional amounts in three years, as an extraordinary expense.<br>The difference based on actuarial accounting will be expensed from the following fiscal year, using the straight-line method over a certain number of years (5 years), within the average period of remaining service. |
| (4) Reserve for officers' retirement bonuses<br>In order to prepare for expenses of officers' retirement bonuses, the amount to be paid at the end of the interim accounting period pursuant to the internal rules is booked as reserve. | (4) Reserve for officers' retirement bonuses<br>Same as the left. | (4) Reserve for officers' retirement bonuses<br>In order to prepare for expenses of officers' retirement bonuses, the amount to be paid at the end of the term pursuant to the internal rules is booked as reserve. |
| 4. Standards for converting foreign currency denominated assets and liabilities into Japanese yen<br>Foreign currency denominated assets and liabilities are converted at the exchange rate for spots, etc., on the last day of the interim accounting period, and the difference on conversion is entered as income or loss. | 4. Standards for converting foreign currency denominated assets and liabilities into Japanese yen<br>Same as the left. | 4. Standards for converting foreign currency denominated assets and liabilities into Japanese yen<br>Foreign currency denominated assets and liabilities are converted at the exchange rate for spots, etc., on the last day of the term, and the difference on conversion is entered as income or loss. |
| 5. Treatment of leasing transactions<br>Finance leasing transactions other than those for which ownership is deemed to be fully transferred to the lessee are treated in the same way as ordinary leasing transactions. | 5. Treatment of leasing transactions<br>Same as the left. | 5. Treatment of leasing transactions<br>Same as the left. |
| 6. Other important matters for preparation of consolidated financial statements<br>(1) Method for treatment of deferred assets<br>All the costs for new share issuance are treated as costs at the time of expenditure. | 6. Other important matters for preparation of consolidated financial statements<br>(1) Method for treatment of deferred assets<br>Same as the left. | 6. Other important matters for preparation of consolidated financial statements<br>(1) Method for treatment of deferred assets<br>Same as the left. |
| (2) Accounting treatment of consumption tax, etc.<br>Consumption taxes withheld from sales and paid upon purchasing goods and services by the Company are not included in revenues and expenses. | 2) Accounting treatment of consumption tax, etc.<br>Same as the left. | (2) Accounting treatment of consumption tax, etc.<br>Same as the left. |

## Changes in Method of Notation

| The previous interim accounting period (from April 1, 2001 to September 30, 2001) | The current interim accounting period (from April 1, 2002 to September 30, 2002) |
|---|---|
| Formerly, treasury shares had been stated as "treasury shares". However, during the previous fiscal year, a change was made to the number of shares in one unit, which led to a significant decline in the amount to be booked, and consequently treasury shares are included in "others" category of current assets. Treasury shares as of the end of this interim accounting period amounted to ¥317,000. | --- |

## Additional Information

| The previous interim accounting period (from April 1, 2001 to September 30, 2001) | The current interim accounting period (from April 1, 2002 to September 30, 2002) | The previous fiscal year (from April 1, 2001 to March 31, 2002) |
|---|---|---|
| (Reserve for Bonuses)<br>The estimated amount of unpaid employee bonuses included and stated in the "other" of the current liabilities has been added to the reserve for bonuses as a result of the publication of "Concerning Line Entries in Financial Documents for Unpaid Employees Bonuses" (Japanese Institute of Certified Public Accountants, February 14, 2001) of the Research Center Deliberation Data (No. 15).<br><br>The estimated amount of unpaid bonuses included in "other" out of the current liabilities as of the end of the previous consolidated interim period was ¥639,565,000 and the equivalent amount included in the current liabilities as of the end of the previous consolidated fiscal year was ¥633,584,000. | --- | (Reserve for Bonuses)<br>The estimated amount of unpaid employee bonuses included and stated in the "unpaid costs" of the current liabilities has been added to the reserve for bonuses as a result of the publication of "Concerning Line Entries in Financial Documents for Unpaid Employees Bonuses" (Japanese Institute of Certified Public Accountants, February 14, 2001) of the Research Center Deliberation Data (No. 15).<br><br>The estimated amount of unpaid bonuses included in "unpaid costs" out of the current liabilities as of the end of the previous fiscal year was ¥633,584,000. |
| --- | --- | (Treasury Shares)<br>Formerly, treasury shares were stated in "others" category of current assets. From this fiscal year, however, there were amendments to the rules concerning financial documents and consequently treasury shares are separately stated as "treasury shares" category of capital section. Treasury shares stated in "others" of current assets amounted to ¥245,000 as of the end of the previous fiscal year. |

| | | |
|---|---|---|
| --- | (Accounting of Retirement of Treasury Shares and Statutory Reserves)<br>From the present interim period we have applied the "Accounting Standards in Connection With Retirement of Treasury Shares and Statutory Reserves" (Corporate Accounting Standards No. 1), but this does not have any impact on income for the present interim period.<br><br>As a result of the amendment of the Regulations on Interim Financial Statements, Etc., we have prepared the capital section of the Interim Balance Sheet for this interim period pursuant to the Regulations on Interim Financial Statements, Etc., after amendment. Consequently the treasury shares that were stated in the "Other" category of current liabilities during the previous interim period (¥317,000 as of the end of the previous interim accounting period) have become an item to be deducted from capital in the present interim period. | --- |

Notes
(Notes to Interim Balance Sheet)

| The previous interim accounting period (as of September 2001) | The current interim accounting period (as of September 30, 2002) | The previous fiscal year (as of March 31, 2002) |
|---|---|---|
| *1 Accumulated depreciation of tangible fixed assets: ¥14,415,432,000 | *1 Accumulated depreciation of tangible fixed assets: ¥15,572,827,000 | *1 Accumulated depreciation of tangible fixed assets: ¥15,022,613,000 |
| *2 The assets mortgaged as security and the liabilities with securities are as follows: | *2 The assets mortgaged as security and the liabilities with securities are as follows: | *2 The assets mortgaged as security and the liabilities with securities are as follows: |
| The assets mortgaged as securities: (Thousands of yen)<br>Buildings ¥2,236,243(¥2,236,243)<br>Structures ¥100,859 (¥100,859)<br>Machinery and Equipment ¥1,174,329(¥1,174,329)<br>Tools and fixtures ¥24,082 (¥24,082)<br>Land ¥258,342 (¥191,025)<br>Investment Securities ¥397,110 (---)<br>Total ¥4,190,967(¥3,726,540) | The assets mortgaged as securities: (Thousands of yen)<br>Buildings ¥2,324,689 (¥2,324,689)<br>Structures ¥104,068 (¥104,068)<br>Machinery and Equipment ¥1,333,738 (¥1,333,738)<br>Tools and fixtures ¥48,318 (¥48,318)<br>Land ¥258,342 (¥191,025)<br>Total ¥4,069,156 (¥4,001,839) | The assets mortgaged as securities: (Thousands of yen)<br>Buildings ¥2,427,070(¥2,427,070)<br>Structures ¥113,388 (¥113,388)<br>Machinery and Equipment ¥1,511,225 (¥1,511,225)<br>Tools and fixtures ¥56,276 (¥56,276)<br>Land ¥258,342 (¥191,025)<br>Total ¥4,366,302 (¥4,298,985) |
| Secured liabilities: (Thousands of yen)<br>Short-term debts ¥1,455,000(¥1,130,000)<br>Long-term debts due payment within one year ¥16,800 (---)<br>Long-term debts ¥3,800 (---)<br>Total ¥1,475,600(¥1,130,000) | Secured liabilities: (Thousands of yen)<br>Short-term debts ¥150,000 (¥150,000) | Secured liabilities: (Thousands of yen)<br>Short-term debts ¥150,000 (¥150,000) |
| - The amounts in brackets indicate factory's mortgages and its liabilities concerned.<br>- In addition to the above, the following assets are provided as securities for business transaction: (Thousands of yen)<br>Land ¥5,157<br>Investment Securities ¥18,240 | - The amounts in brackets indicate factory's mortgages and its liabilities concerned.<br>- In addition to the above, the following assets are provided as securities for business transaction: (Thousands of yen)<br>Land ¥5,157 | - The amounts in brackets indicate factory's mortgages and its liabilities concerned.<br>- In addition to the above, the following assets are provided as securities for business transaction: (Thousands of yen)<br>Land ¥5,157 |
| 3. Liability for guarantee<br>(1) Guarantee for affiliated companies' borrowings from financial institutions<br>(Thousands of yen)<br>Polatechno Co., Ltd. ¥204,000<br>Arisawa Sporting Goods Co., Ltd. ¥280,000<br>Arisawa Optic Co., Ltd. ¥80,000<br>Eagle Co., Ltd. ¥30,000<br>Total ¥594,000<br>Note: ¥154,000,000 of Polatechno's guaranteed liabilities is guaranteed by Nippon Kayaku Co., Ltd. and the Company. | 3. Liability for guarantee<br>(1) Guarantee for affiliated companies' borrowings from financial institutions<br>(Thousands of yen)<br>Arisawa Sporting Goods Co., Ltd. ¥359,000<br>Arisawa Fiber Glass Co., Ltd. ¥190,000<br>Polatechno Co., Ltd. ¥106,000<br>Arisawa Optic Co., Ltd. ¥82,000<br>Eagle Co., Ltd. ¥75,000<br>Total ¥812,000<br>Note: Polatechno's guaranteed liabilities is guaranteed by Nippon Kayaku Co., Ltd. and the Company. | 3. Liability for guarantee<br>(1) Guarantee for affiliated companies' borrowings from financial institutions<br>(Thousands of yen)<br>Arisawa Sporting Goods Co., Ltd. ¥310,000<br>Arisawa Fiber Glass Co., Ltd. ¥190,000<br>Polatechno Co., Ltd. ¥130,000<br>Arisawa Optic Co., Ltd. ¥78,000<br>Eagle Co., Ltd. ¥71,000<br>Total ¥779,000<br>Note: Polatechno's guaranteed liabilities is guaranteed by Nippon Kayaku Co., Ltd. and the Company. |
| (2) Guarantee for affiliated companies' liabilities for stocking from the customer companies: (Thousands of yen)<br>Arisawa Kenpan Co., Ltd. ¥8,550 | (2) Guarantee for affiliated companies' liabilities for stocking from the customer companies: (Thousands of yen)<br>Arisawa Kenpan Co., Ltd. ¥3,043 | (2) Guarantee for affiliated companies' liabilities for stocking from the customer companies: (Thousands of yen)<br>Arisawa Kenpan Co., Ltd. ¥1,053 |

| | | |
|---|---|---|
| 4. We have executed an overdraft agreement with five correspondent banks, and a loan commitment agreement with two banks, for the purpose of efficient procurement of operating capital. The following are the outstanding lines of credit based on these agreements as of the end of the interim accounting period:<br><br>(Thousands of yen)<br>- Total amount of current account overdrafts and loan commitments ¥5,600,000<br>- Draw-downs ¥1,280,000<br>Net ¥4,320,000 | 4. We have executed an overdraft agreement with five correspondent banks, and a loan commitment agreement with two banks, for the purpose of efficient procurement of operating capital. The following are the outstanding lines of credit based on these agreements as of the end of the interim accounting period:<br><br>(Thousands of yen)<br>- Total amount of current account overdrafts and loan commitments ¥5,600,000<br>- Draw-downs ¥260,000<br>Net ¥5,340,000 | 4. We have executed an overdraft agreement with five correspondent banks, and a loan commitment agreement with two banks, for the purpose of efficient procurement of operating capital. The following are the outstanding lines of credit based on these agreements as of the end of the previous fiscal year:<br><br>(Thousands of yen)<br>- Total amount of current account overdrafts and loan commitments ¥5,600,000<br>- Draw-downs ¥260,000<br>Net ¥5,340,000 |
| 5. Consumption tax payable and consumption tax receivable are offset and the after-the-offset amounts are included in the 'Other' category of current liabilities. | 5. Same as the left. | 5. --- |
| 6. Notes Expiring as of the Last Day of the Interim Period<br><br>Notes expiring as of the last day of the interim period are booked on the date of exchange of the note for accounting purposes. Since the last day of the interim period is a holiday for financial institutions, the balance of notes that expire as of the last day of the interim period also includes notes that expire as of the last day of the following interim period.<br>(Thousands of yen)<br>Notes receivable: ¥105,065<br>Notes payable: ¥274,107 | 6. --- | 6. Notes Expiring as of the Last Day of the Fiscal Year<br><br>Notes expiring as of the last day of the fiscal year are booked on the date of exchange of the note for accounting purposes. Since the last day of the fiscal year is a holiday for financial institutions, the balance of notes that expire as of the last day of the fiscal year also includes notes that expire as of the last day of the following fiscal year.<br>(Thousands of yen)<br>Notes receivable: ¥175,886<br>Notes payable: ¥295,942 |
| 7. Treasury shares of ¥317,000 (116 shares) that are held temporarily as a result of a demand to buy-back shares which are less than a trading unit, have been stated as being included in the "other" category of current assets. | 7. --- | 7. --- |

(Notes to Interim Profit and Loss Statements)

(Thousands of yen)

| The previous interim accounting period (from April 1, 2001 to September 30, 2001) | The current interim accounting period (from April 1, 2002 to September 30, 2002) | The previous fiscal year (from April 1, 2001 to March 31, 2002) |
|---|---|---|
| 1. Important constituents of non-operating revenues:<br>(Thousands of yen)<br>Interest received ¥10,778<br>Rents ¥249,665 | 1. Important constituents of non-operating revenues:<br>(Thousands of yen)<br>Interest received ¥27,838<br>Rents ¥245,242 | 1. Important constituents of non-operating revenues:<br>(Thousands of yen)<br>Interest received ¥23,296<br>Rents ¥509,957 |
| 2. Important constituents of non-operating expenses:<br>(Thousands of yen)<br>Interest payable ¥6,035<br>Rent expenses ¥193,156 | 2. Important constituents of non-operating expenses:<br>(Thousands of yen)<br>Interest payable ¥1,803<br>Rent expenses ¥193,156<br>Foreign exchange loss ¥129,549 | 2. Important constituents of non-operating expenses:<br>(Thousands of yen)<br>Interest payable ¥9,696<br>Rent expenses ¥357,906 |
| 3. --- | 3. --- | 3. Important constituents of extraordinary profit:<br>(Thousands of yen)<br>Profits from sale of securities investment<br>¥84,173 |
| 4. Important constituents of extraordinary loss:<br>Difference arising from change in retirement benefit accounting standards<br>¥32,949 | 4. Important constituents of extraordinary loss:<br>(Thousands of yen)<br>Difference arising from change in retirement benefit accounting standards<br>¥32,949 | 4. Important constituents of extraordinary loss:<br>(Thousands of yen)<br>Difference arising from change in retirement benefit accounting standards<br>¥65,898 |
| 5. Depreciation costs posted<br>(Thousands of yen)<br>Tangible fixed assets ¥712,818<br>Intangible fixed assets ¥389<br>Total ¥713,207 | 5. Depreciation costs posted<br>(Thousands of yen)<br>Tangible fixed assets ¥694,593<br>Intangible fixed assets ¥1,001<br>Total ¥695,594 | 5. Depreciation costs posted<br>(Thousands of yen)<br>Tangible fixed assets ¥1,477,630<br>Intangible fixed assets ¥1,037<br>Total ¥1,478,667 |
| 6. Tax effect accounting is applied to tax expenses by simplified method for the current interim accounting period. The adjusted amount of taxes are incorporated in 'income taxes, residential taxes and business taxes'. | 6. Same as the left. | 6. --- |

(Notes to Leasing Transactions)

**The previous interim accounting period (from April 1, 2001 to September 30, 2001)**

Finance-lease transaction except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the interim period

(Thousands of yen)

| | Amount equivalent to acquisition prices | Amount equivalent to depreciation costs | Balance at interim period end |
|---|---|---|---|
| Machinery equipment & delivery equipment | 11,988 | 11,877 | 111 |
| Tools and fixtures | 134,500 | 79,888 | 54,612 |
| Others | 85,401 | 30,479 | 54,921 |
| Total | 231,889 | 122,244 | 109,645 |

Note: The amount equivalent to the prepaid lease balance is calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of tangible asset balance at the end of interim period.

2. Prepaid lease balance at the end of interim period

(Thousands of yen)

| | |
|---|---|
| Less than 1 year | ¥38,265 |
| More than 1 year | ¥71,380 |
| Total | ¥109,645 |

Note: The prepaid lease balance at the end of the interim period is calculated on an interest paid included basis because this balance makes up such a small portion of tangible asset balance at the end of interim period.

3. Prepaid lease payments and equivalent depreciation costs: (Thousands of yen)

| | |
|---|---|
| Prepaid lease payments: | ¥21,987 |
| Equivalent depreciation cost: | ¥21,987 |

4. Method for calculating equivalent depreciation cost:
The straight line method is adopted, where the period of lease is set as the useful life and the salvage value is set at zero.

**The current interim accounting period (from April 1, 2002 to September 30, 2002)**

Finance-lease transaction except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the interim period

(Thousands of yen)

| | Amount equivalent to acquisition prices | Amount equivalent to depreciation costs | Balance at interim period end |
|---|---|---|---|
| Tools and fixtures | 126,744 | 72,077 | 54,666 |
| Others | 89,553 | 47,616 | 41,936 |
| Total | 216,297 | 119,694 | 96,602 |

Note: Same as the left.

2. Prepaid lease balance at the end of interim period

(Thousands of yen)

| | |
|---|---|
| Less than 1 year | ¥41,771 |
| More than 1 year | ¥54,831 |
| Total | ¥96,602 |

Note: Same as the left.

3. Prepaid lease payments and equivalent depreciation costs: (Thousands of yen)

| | |
|---|---|
| Prepaid lease payments: | ¥20,924 |
| Equivalent depreciation cost: | ¥20,924 |

4. Method for calculating equivalent depreciation cost:
Same as the left.

**The previous fiscal year (from April 1, 2001 to March 31, 2002)**

Finance-lease transaction except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the term

(Thousands of yen)

| | Amount equivalent to acquisition prices | Amount equivalent to depreciation costs | Balance at term end |
|---|---|---|---|
| Tools and fixtures | 102,912 | 60,122 | 42,790 |
| Others | 85,401 | 38,840 | 46,560 |
| Total | 188,313 | 98,962 | 89,351 |

Note: The amount equivalent to the prepaid lease balance is calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of tangible asset balance at the end of term.

2. Prepaid lease balance at the end of term

(Thousands of yen)

| | |
|---|---|
| Less than 1 year | ¥36,018 |
| More than 1 year | ¥53,333 |
| Total | ¥89,351 |

Note: The prepaid lease balance at the end of the term is calculated on an interest paid included basis because this balance makes up such a small portion of tangible asset balance at the end of term.

3. Prepaid lease payments and equivalent depreciation costs: (Thousands of yen)

| | |
|---|---|
| Prepaid lease payments: | ¥42,088 |
| Equivalent depreciation cost: | ¥42,088 |

4. Method for calculating equivalent depreciation cost:
Same as the left.

(Securities Relation)
There are no securities of subsidiaries and affiliates bearing market prices for the previous and current interim accounting periods and the previous fiscal year.

(Important matters after closing the accounts)

| The previous interim accounting period (from April 1, 2001 to September 30, 2001) | The current interim accounting period (from April 1, 2002 to September 30, 2002) | The previous fiscal year (from April 1, 2001 to March 31, 2002) |
|---|---|---|
| The Company issued new shares as of December 18, 2001 in accordance with the resolution made by the meeting of the Board of Directors held on November 28, 2001 as follows:<br><br>1. Number of shares increased due to new share issuance: 2,500,000 common stocks<br>2. Method of Public Offering: In domestic and foreign markets except U.S.<br>3. Issue Price: ¥1,932<br>4. Total amount of issuance: ¥4,830,000,000<br>5. Amount transferred to Capital ¥966<br>6. Initial Date in reckoning: October 1, 2001<br>7. Purpose of capital increase: It will be used for mid-long term investments in facilities. | --- | --- |

(2) Others
No applicable matters.

## VI. Reference Information

The Company submitted the following documents to the authorities during the period from the first day of the current interim accounting period through the date for filing interim financial statements.

(1) Securities Report and the attached documents
Fiscal year (the 54th term)
From April 1, 2001 through March 31, 2002
Submitted to the Chief of the Kanto Local Finance Bureau on June 28, 2002.

(2) Securities Registration Statement and the attached documents
Submitted to the Chief of the Kanto Local Finance Bureau on July 25, 2002.
The above is the securities registration statement prepared in accordance with the new share issuance.

(3) Amendment to the Securities Registration Statement and attached documents
Submitted to the Chief of the Kanto Local Finance Bureau on August 9, 2002.
This is the amendment report to the Securities Registration Statement submitted on July 25, 2002 due to the firm decision of the issue price and the amount transferred to the capital account.

(4) Amendment to the Securities Report
Submitted to the Chief of the Kanto Local Financial Bureau on August 21, 2002.
This is the amendment report to the Securities Report of the 54th Term (From April 1, 2001 through march 31, 2002) submitted on June 28, 2002

## Part II. Information on Guaranty Companies of the Company, etc.

No applicable matters.

**Interim Audit Report**

December 21, 2001

To: Mr. Sanji Arisawa
Representative Director and President
Arisawa Manufacturing Co., Ltd.

Shin Nihon & Co.

Tadao Kawauchi [Seal]
Representative Partner, Certified Public Accountant

Michiaki Miyajima [Seal]
Representative Partner, Certified Public Accountant

For the purposes of audit certification in compliance with Article 193-2 of the Securities and Exchange Law, we audited the consolidated interim financial statements for the consolidated interim accounting period from April 1, 2001 to September 30, 2001 of the consolidated fiscal year from April 1, 2001 to March 31, 2002; that is, the consolidated interim balance sheet, the consolidated interim profit and loss statement, the consolidated interim earned surplus statement and consolidated interim cash flow statement, all of which are listed in the State of Accounting of Arisawa Manufacturing Co., Ltd.

We conformed interim audit standards, which are generally accepted as fair standards for interim auditing, and implemented such audit procedures as should be generally implemented. Namely, we omit a part of audit procedures for auditing financial statements as should be generally implemented in compliance with No. 2 of the implementing standard for interim audit. Also regarding consolidated subsidiaries, etc., we implemented audit procedures consists of analytical procedures, questionnaires and reviewing, in compliance of No. 3. of the implementing standard for interim audit.

As a result of the interim audit, we recognize that the accounting policies and procedures adopted for the consolidated interim financial statements by the Company are prepared in accordance with generally accepted fair auditing standards of corporate accounting; that the same standards as those for the previous fiscal year have been consistently used, and that the consolidated interim financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Consolidated Interim Financial Statements, etc." (Ministerial Ordinance No. 24 of the Ministry of Finance in 1999).

Accordingly, we recognize and certify that the above consolidated interim financial statements present fairly the financial position as of September 30, 2001 and the results of the operations and the cash flows for the consolidated interim accounting period from April 1, 2001 to September 30, 2001 of Arisawa Mfg. Co., Ltd. and its consolidated subsidiaries.

There exists no special interest between the Company and this accounting firm or the responsible partners of the firm under the provisions of the Certified Public Accountant Law.

---

Note: All matters in the above are copied electronically from the matters recorded in the original Interim Audit Report. The original Interim Audit Report is kept separately by the Company which submits the Semi-Annual Report.

Arisawa Mfg. Co., Ltd.

**Interim Audit Report**

December 21, 2002

To: Mr. Sanji Arisawa
Representative Director and President
Arisawa Manufacturing Co., Ltd.

Shin Nihon & Co.

Tadao Kawauchi [Seal]
Representative Partner, Certified Public Accountant

Michiaki Miyajima [Seal]
Representative Partner, Certified Public Accountant

For the purposes of audit certification in compliance with Article 193-2 of the Securities and Exchange Law, we audited the consolidated interim financial statements for the consolidated interim accounting period from April 1, 2002 to September 30, 2002 of the consolidated fiscal year from April 1, 2002 to March 31, 2003; that is, the consolidated interim balance sheet, the consolidated interim profit and loss statement, the consolidated interim earned surplus statement and consolidated interim cash flow statement, all of which are listed in the State of Accounting of Arisawa Manufacturing Co., Ltd.

We conformed interim audit standards, which are generally accepted as fair standards for interim auditing, and implemented such audit procedures as should be generally implemented. Namely, we omit a part of audit procedures for auditing financial statements as should be generally implemented in compliance with No. 2 of the implementing standard for interim audit. Also regarding consolidated subsidiaries, etc., we implemented audit procedures consists of analytical procedures, questionnaires and reviewing, in compliance of No. 3. of the implementing standard for interim audit.

As a result of the interim audit, we recognize that the accounting policies and procedures adopted for the consolidated interim financial statements by the Company are prepared in accordance with generally accepted fair auditing standards of corporate accounting; that the same standards as those for the previous fiscal year have been consistently used, and that the consolidated interim financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Consolidated Interim Financial Statements, etc." (Ministerial Ordinance No. 24 of the Ministry of Finance in 1999).

Accordingly, we recognize and certify that the above consolidated interim financial statements present fairly the financial position as of September 30, 2002 and the results of the operations and the cash flows for the consolidated interim accounting period from April 1, 2002 to September 30, 2002 of Arisawa Mfg. Co., Ltd. and its consolidated subsidiaries.

There exists no special interest between the Company and this accounting firm or the responsible partners of the firm under the provisions of the Certified Public Accountant Law.

---

Note: All matters in the above are copied electronically from the matters recorded in the original Interim Audit Report. The original Interim Audit Report is kept separately by the Company which submits the Semi-Annual Report.

Arisawa Mfg. Co., Ltd.

**Interim Audit Report**

December 21, 2001

To: Mr. Sanji Arisawa
Representative Director and President
Arisawa Manufacturing Co., Ltd.

Shin Nihon & Co.

Tadao Kawauchi [Seal]
Representative partner, Certified Public Accountant

Michiaki Miyajima [Seal]
Representative Partner, Certified Public Accountant

For the purposes of audit certification in compliance with Article 193-2 of the Securities and Exchange Law, we audited the interim financial statements for the interim accounting period from April 1, 2001 to September 30, 2001 of the 54th fiscal year from April 1, 2001 to March 31, 2002; that is, the interim balance sheet and the interim profit and loss statement, all of which are listed in the State of Accounting of Arisawa Manufacturing Co., Ltd.

We conformed interim audit standards, which are generally accepted as fair standards for interim auditing, and implemented such audit procedures as should be generally implemented. Namely, we omit a part of audit procedures for auditing financial statements as should be generally implemented in compliance with No. 2 of the implementing standard for interim audit.

As a result of the interim audit, we recognize that the accounting policies and procedures adopted for the interim financial statements by the Company are prepared in accordance with generally accepted fair auditing standards of corporate accounting; that the same standards as those for the previous fiscal year have been consistently used and that the interim financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Consolidated Interim Financial Statements, etc." (Ministerial Ordinance No. 38 of the Ministry of Finance in 1977).

Accordingly, we recognize and certify that the above interim financial statements present fairly the financial position as of September 30, 2001 and the results of the operations for the interim accounting period from April 1, 2001 to September 30, 2001 of Arisawa Manufacturing Co., Ltd.

There exists no special interest between the Company and this accounting firm or the responsible partners of the firm under the provisions of the Certified Public Accountant Law.

Note: All matters in the above are copied electronically from the matters recorded in the original Interim Audit Report. The original Interim Audit Report is kept separately by the Company.

## Interim Audit Report

December 21, 2002

To: Mr. Sanji Arisawa
Representative Director and President
Arisawa Manufacturing Co., Ltd.

Shin Nihon & Co.

Tadao Kawauchi [Seal]
Representative partner, Certified Public Accountant

Michiaki Miyajima [Seal]
Representative Partner, Certified Public Accountant

For the purposes of audit certification in compliance with Article 193-2 of the Securities and Exchange Law, we audited the interim financial statements for the interim accounting period from April 1, 2002 to September 30, 2002 of the 55th fiscal year from April 1, 2002 to March 31, 2003; that is, the interim balance sheet and the interim profit and loss statement, all of which are listed in the State of Accounting of Arisawa Manufacturing Co., Ltd.

We conformed interim audit standards, which are generally accepted as fair standards for interim auditing, and implemented such audit procedures as should be generally implemented. Namely, we omit a part of audit procedures for auditing financial statements as should be generally implemented in compliance with No. 2 of the implementing standard for interim audit.

As a result of the interim audit, we recognize that the accounting policies and procedures adopted for the interim financial statements by the Company are prepared in accordance with generally accepted fair auditing standards of corporate accounting; that the same standards as those for the previous fiscal year have been consistently used and that the interim financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Consolidated Interim Financial Statements, etc." (Ministerial Ordinance No. 38 of the Ministry of Finance in 1977).

Accordingly, we recognize and certify that the above interim financial statements present fairly the financial position as of September 30, 2002 and the results of the operations for the interim accounting period from April 1, 2002 to September 30, 2002 of Arisawa Manufacturing Co., Ltd.

There exists no special interest between the Company and this accounting firm or the responsible partners of the firm under the provisions of the Certified Public Accountant Law.

---

Note: All matters in the above are copied electronically from the matters recorded in the original Interim Audit Report. The original Interim Audit Report is kept separately by the Company.